**Underlying supplement no. 20-I**                                  **Registration Statement No. 333-177923**
*To prospectus dated November 14, 2011 and*                                  **Dated November 29, 2013**
*prospectus supplement dated November 14, 2011*                                  **Rule 424(b)(2)**

# JPMORGAN CHASE & CO.

## *Notes Linked to the J.P. Morgan Strategic Volatility Index*

JPMorgan Chase & Co. may, from time to time, offer and sell notes linked in whole or in part to the J.P. Morgan Strategic Volatility Index (the "**Index**").  This underlying supplement no. 20-I describes the Index, the relationship between JPMorgan Chase & Co. and the sponsor of the Index and terms that will apply generally to notes linked in whole or in part to the Index and other relevant information.  This underlying supplement no. 20-I supplements the terms described in the accompanying product supplement, prospectus supplement and prospectus.  A separate term sheet or pricing supplement, as the case may be, will describe terms that apply to specific issuances of the notes, including any changes to the terms specified below.  We refer to such term sheets and pricing supplements generally as terms supplements.  The accompanying product supplement, the relevant terms supplement or another accompanying underlying supplement will describe any other index or reference asset to which the notes are linked.  If the terms described in the relevant terms supplement are inconsistent with those described in this underlying supplement or in any other related underlying supplement or in the accompanying product supplement, prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.  In addition, if this underlying supplement no. 20-I and the accompanying product supplement or another accompanying underlying supplement contain information relating to the same index to which the notes are linked, the information contained in the document with the most recent date will control.

The level of the Index incorporates the daily deduction of (a) an adjustment factor of 0.75% per annum (the "index fee") and (b) a "daily rebalancing adjustment amount" determined by applying a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) to both (1) the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and (2) the amount of the change, if any, in the level of the exposure to the synthetic short position.  The daily rebalancing adjustment amount is intended to approximate the "slippage costs" that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts.  Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract.  Unlike the index fee, the rebalancing adjustment factor is not a per annum fee.

**The level of the Index and the value of the notes will be adversely affected, perhaps significantly, if the performance of the synthetic long position and the contingent synthetic short position in the relevant VIX futures contracts, determined based on the official settlement prices of the relevant VIX futures contracts, is not sufficient to offset the daily deduction of the index fee and the daily rebalancing adjustment amount.**  See "Risk Factors — The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index over time" in this underlying supplement.  For more information about the daily rebalancing adjustment amount, see "The J.P. Morgan Strategic Volatility Index — Calculation and Publication of Index Levels — Calculation of Index Levels — The Rebalancing Adjustment Factor" in this underlying supplement.

**Investing in the notes involves a number of risks.  See "Risk Factors" in the accompanying product supplement and "Risk Factors" beginning on page US-2.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this underlying supplement no. 20-I, the accompanying product supplement, prospectus supplement and prospectus, or any other related underlying supplement or the relevant terms supplement.  Any representation to the contrary is a criminal offense.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

## J.P.Morgan

November 29, 2013

# TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, any other related underlying supplement, this underlying supplement no. 20-I and the accompanying product supplement, prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This underlying supplement no. 20-I, together with the relevant terms supplement, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, any other related underlying supplement, this underlying supplement no. 20-I and the accompanying product supplement, prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement, the accompanying product supplement, any other related underlying supplement and this underlying supplement no. 20-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc., or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this underlying supplement no. 20-I, any other related underlying supplement and the accompanying product supplement, prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

**The notes are not futures contracts and are not regulated under the Commodity Exchange Act of 1936, as amended (the "Commodity Exchange Act").** The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

In this underlying supplement no. 20-I, any other related underlying supplement, the relevant terms supplement and the accompanying product supplement, prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise. To the extent applicable, the index described in this underlying supplement no. 20-I is deemed to be one of the "Indices" referred to in the accompanying product supplement.

## SUPPLEMENTAL TERMS OF NOTES

*The following supplemental terms of the notes supplement*, *and to the extent they are inconsistent*, *supersede*, *the description of the general terms of the debt securities set forth in the accompanying product supplement and under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the notes*, *including any changes to the terms specified below. Capitalized terms used but not defined in this underlying supplement no. 20-I have the meanings assigned in the accompanying product supplement*, *prospectus supplement*, *prospectus*, *the relevant terms supplement and any other related underlying supplement.*

**General**

The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. that are linked in whole or in part to the J.P. Morgan Strategic Volatility Index (the "**Index**").

The Index is a synthetic, dynamic strategy that aims to replicate the returns from combining a long position and a contingent short position in futures contracts (each, a "**VIX futures contract**" and together, "**VIX futures contracts**") on the CBOE Volatility Index® (the "**VIX Index**"), where the synthetic long position and, when activated, the synthetic short position are rolled throughout each month.

The specific terms of the notes will be described in the relevant terms supplement accompanying this underlying supplement no. 20-I and any additional underlying supplement. The terms described in those documents supplement those described herein and in any other related underlying supplement, the accompanying product supplement, prospectus supplement and prospectus. If the terms described in the relevant terms supplement are inconsistent with those described herein or in any other related underlying supplement, the accompanying product supplement, prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.

The "**Index Calculation Agent**" means the entity appointed by the sponsor of the Index, J.P. Morgan Securities plc ("**JPMS plc**"), to calculate and publish the official closing level of the Index, which is currently JPMS plc. See "The J.P. Morgan Strategic Volatility Index" below. JPMS plc is our affiliate and may have interests adverse to you. Please see "Risk Factors — We or our affiliates may have economic interests that are adverse to those of the holders of the notes because we are the issuer of the notes, our affiliate, JPMS plc, is the Index Calculation Agent and sponsor of the Index and our affiliate, J.P. Morgan Securities LLC ("JPMS"), is the calculation agent for the notes (the "Note Calculation Agent") and an Agent of the offering of the notes" and "Risk Factors — Under certain limited circumstances, the Index Calculation Agent has discretion in relation to the Index and is under no obligation to consider your interests as holder of the notes."

# RISK FACTORS

*Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to taking a long or short position (or both positions) in the Index or any of its component VIX futures contracts. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities.* **You should consider carefully the risks discussed under "Risk Factors" in the accompanying product supplement and in any other related underlying supplement, together with the following discussion of additional risks, before you decide that an investment in the notes is suitable for you.**

**We or our affiliates may have economic interests that are adverse to those of the holders of the notes because we are the issuer of the notes, our affiliate, JPMS plc, is the Index Calculation Agent and sponsor of the Index and our affiliate, J.P. Morgan Securities LLC ("JPMS"), is the calculation agent for the notes (the "Note Calculation Agent") and an agent of the offering of the notes.**

We, JPMorgan Chase & Co., are the issuer of the notes, JPMS plc, one of our affiliates, is the Index Calculation Agent and sponsor of the Index and JPMS, another affiliate of ours, is the Note Calculation Agent and an agent of the offering of the notes. JPMS plc, as Index Calculation Agent, will determine whether there has been a market disruption event with respect to the Index. JPMS, as Note Calculation Agent, will determine, among other things, whether there has been a market disruption event with respect to the notes and any payments on the notes. In the event of any such market disruption event, JPMS plc may use an alternate method to calculate the Index, and JPMS may postpone any valuation date or use an alternate method to calculate the Index closing level on that valuation date. JPMS, as an agent of the offering of the notes, will receive the aggregate profits generated from the deduction of the index fee of 0.75% per annum from the level of the Index to cover ongoing payments related to the distribution of the notes and as a structuring fee for developing the notes. While we and our affiliates will act in good faith in making all determinations with respect to the notes and the Index, there can be no assurance that any determinations made by JPMorgan Chase & Co., JPMS plc or JPMS in these various capacities will not affect the value of the notes or the level of the Index. Because determinations made by JPMS plc as the Index Calculation Agent and sponsor of the Index and JPMS as the Note Calculation Agent may affect the amount you receive at maturity or upon early repurchase, potential conflicts of interest may exist between JPMorgan Chase & Co., JPMS plc and JPMS, on the one hand, and you, as a holder of the notes, on the other.

**Under certain limited circumstances, the Index Calculation Agent has discretion in relation to the Index and is under no obligation to consider your interests as holder of the notes.**

JPMS plc, one of our affiliates, acts as the Index Calculation Agent and sponsor of the Index and is responsible for calculating and publishing the official closing levels of the Index, maintaining the Index and developing the guidelines and policies governing its composition and calculation. The rules governing the Index may be amended at any time by JPMS plc, in its sole discretion, and the rules also permit the use of discretion by JPMS plc in relation to the Index in specific instances, including but not limited to the determination of the levels to be used in the event of market disruptions that affect its ability to calculate and publish the Index and the interpretation of the rules governing the Index. In addition, the Index Calculation Agent has discretion, acting in good faith and in a commercially reasonable manner, to include, exclude or substitute any VIX futures contract or the VIX Index on a specific date of its choosing. Unlike other indices, the maintenance of the Index is not governed by an independent committee. Although judgments, policies and determinations concerning the Index are made by JPMS plc, JPMorgan Chase & Co., as the parent company of JPMS plc, ultimately controls JPMS plc.

Although the Index Calculation Agent will make all determinations and take all action in relation to the Index acting in good faith, it should be noted that such discretion could have an impact, positive or negative, on the Index closing levels. The Index Calculation Agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes. Furthermore, the inclusion of the VIX futures contracts in the Index is not an investment recommendation by us or JPMS plc of the VIX futures contracts or the VIX Index.

**The reported level of the Index will include the deduction of an index fee and a daily rebalancing adjustment amount.**

One way in which the Index may differ from other indices is that its daily reported levels include a deduction from the aggregate performance of the relevant VIX futures contracts, based on their official settlement prices, of (a) an adjustment factor of 0.75% per annum (*i.e.* the index fee) and (b) a daily rebalancing adjustment amount determined by applying a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) to both (1) the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and (2) the amount of the change, if any, in the level of the exposure to the synthetic short position. As a result of these deductions, the value of the Index will trail the value of a hypothetical identically constituted synthetic portfolio that is not subject to deductions for slippage costs (as represented by the daily rebalancing adjustment factor) and the index fee.

**The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index over time.**

Unlike the index fee, the rebalancing adjustment factor, which is used to calculate the daily rebalancing adjustment amount, is not a per annum fee. The daily rebalancing adjustment amount determined by applying a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) to both (1) the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and (2) the amount of the change, if any, in the level of the exposure to the synthetic short position.

The daily rebalancing adjustment amount, which is deducted from the level of the Index each Index Business Day (as defined in "The J.P. Morgan Strategic Volatility Index" in this underlying supplement), is intended to approximate the slippage costs that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract. However, the actual slippage costs that would be incurred if a professional investor were to seek to replicate such a portfolio may be higher or lower than the daily rebalancing adjustment amount used in the calculation of the Index.

For example, assuming that (a) the level of the VIX Index is equal to or less than 35 (which corresponds to the lowest rate of 0.20% per day for the rebalancing adjustment factor) and (b) the synthetic short position is fully activated, the performance of the Index would be lower by 0.80% over a one-month roll period (or lower by 9.60% over the course of a year) as compared to the performance of a hypothetical alternative index based solely on the official settlement prices of the VIX futures contracts and the deduction of the index fee but without accounting for a deduction of a daily rebalancing adjustment amount. All else being equal, the level of the Index will decline unless the performance of the synthetic positions in VIX futures contracts included in the Index, based on their official settlement prices, is sufficient to offset the negative effect of the daily rebalancing adjustment amount (and the negative effect of the index fee).

When the level of the VIX Index is greater than 35, the rebalancing adjustment factor will be greater than 0.20% and can be up to 0.50% per day. In this case, the impact on the Index performance due to the daily rebalancing adjustment amount will be substantially greater. For example, if the level of the VIX Index is greater than 70 (which corresponds to the highest rate of 0.50% per day for the rebalancing adjustment factor) and the synthetic short position is fully activated, the performance of the Index would be lower by 2.0% over a one-month roll period as compared to the performance of a hypothetical alternative index based solely on the official settlement prices of the VIX futures contracts and the deduction of the index fee, without accounting for a deduction of a daily rebalancing adjustment amount. However, the VIX Index historically has not remained at such elevated levels for more than a few days, weeks or months at a time. Nevertheless, we cannot provide any assurance that the VIX Index will consistently remain at or below 35 (which corresponds to the lowest rate of 0.20% per day for the rebalancing adjustment factor) over the term of the notes.

In addition, on days on which the amount of the exposure to the synthetic short position is adjusted (which adjustments occur in increments of 20% per day), in determining the daily rebalancing adjustment amount, the rebalancing adjustment factor of between 0.20% and 0.50% per day is effectively applied to an amount of up to twice the change in the exposure to the synthetic short position. Therefore, a change in the exposure to the synthetic short position will also result in a substantial increase in the daily rebalancing adjustment amount.

While the amount of the daily rebalancing adjustment amount cannot be predicted with certainty, the daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index over time. For more information about the daily rebalancing adjustment amount, see "The J.P. Morgan Strategic Volatility Index — Calculation and Publication of Index Levels — Calculation of Index Levels — The Rebalancing Adjustment Factor" in this underlying supplement.

**When the synthetic short position is activated, your return on the notes is dependent on the net performance, not the absolute performance, of the synthetic positions.**

When the synthetic short position is activated, your return on the notes is dependent on the net performance of the synthetic long position *minus* the synthetic short position (taking into account the exposure to the synthetic short position), not on the absolute performance of the synthetic long position and the synthetic short position. The level of the Index and the value of the notes may decline, perhaps significantly, even if the synthetic long position generates a positive return.

**There is unlimited loss exposure to the synthetic short position, when activated, and such exposure may result in a significant drop in the level of the Index.**

The Index employs a technique generally known as a "long-short" strategy when the synthetic short position is activated. This means the Index reflects the net return of a synthetic long position and a synthetic short position and may suffer losses when the value of the VIX futures contracts underlying the synthetic short position increases. In a long-short strategy, the maximum increase in the value of the synthetic long position is unlimited, while the maximum decrease in the value of the synthetic long position is limited to a loss of the entire value of the VIX futures contracts underlying the synthetic long position. On the other hand, the maximum increase in the value of the synthetic short position is limited to a loss of the entire value of VIX futures contracts underlying the synthetic short position, while the maximum decrease in the value of the synthetic short position is unlimited. Because there is no limit to possible increases in the value of the VIX futures contracts underlying the synthetic short position, the potential losses as a result of short exposure are unlimited; however, in no event will you lose more than your entire investment in the notes.

**The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the VIX futures contracts underlying the Index.**

The Index follows a synthetic rules-based proprietary strategy that operates on the basis of pre-determined rules. Accordingly, you should determine whether those rules as described under "The J.P. Morgan Strategic Volatility Index" are appropriate in light of your individual circumstances and investment objectives. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the VIX futures contracts underlying the Index.

**There may be significant fluctuations in the level of the Index, which could affect the value of the notes.**

The performance of the Index is dependent on the performance of the synthetic positions in VIX futures contracts included in the Index. As a consequence, investors in investment products linked to the Index should understand that their investment is exposed to the performance of the synthetic positions in VIX futures contracts. The levels of the futures contracts underlying the Index can be volatile and move dramatically over short periods of time. There can be no assurance that the relevant synthetic exposures will not be subject to substantial negative returns. Positive returns on the Index may therefore be reduced or eliminated entirely due to movements in market parameters.

Because of the large and sudden price movements associated with VIX futures contracts, the historical and hypothetical back-tested performance of the Index has been highly volatile. It is likely that the Index will continue to be highly volatile in the future, with the potential for significant fluctuations in the daily performance of the Index.  Accordingly, the notes are not designed for investors who are unwilling to be exposed to potential significant fluctuations in the level of the Index and, therefore, in the value of the notes.

**Changing prices of the VIX futures contracts included in the Index may have an adverse effect on the level of the Index.**

The Index is a rolling index, which rolls throughout each month.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for the delivery of the underlying asset or financial instrument or, in the case of futures contracts relating to indices such as the VIX Index, a certain date for payment in cash of an amount determined by the level of the relevant index.  As the VIX futures contracts included in the Index approach expiration, they are replaced by similar contracts that have a later expiration.  Thus, for example, a VIX futures contract purchased and held in August may specify an October expiration.  As time passes, the contract expiring in October may be gradually replaced by a contract for delivery in November, through incremental synthetic sales of a portion of the position in the October contract, accompanied by incremental synthetic purchases of the November contract.  This process is referred to as "rolling."

The synthetic long position is not likely to generate positive returns when the market for VIX futures contracts is in "contango," meaning that the price of a VIX futures contract with a later expiration is higher than the price of a VIX futures contract with an earlier expiration.  Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the purchase of the third-month VIX futures contract in connection with the roll of the synthetic long position would take place at a price that is higher than the price of the sale of the second-month VIX futures contract, thereby creating a negative "roll yield." Contango in VIX futures contracts is typical in a low-volatility market environment.

To reduce this potential weakness, the Index seeks to progressively activate a synthetic short position in short-dated VIX futures contracts when the relevant VIX futures contracts are in contango.  Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the sale of the second-month VIX futures contract in connection with the roll of the synthetic short position would take place at a price that is higher than the price of the purchase of the first-month VIX futures contract, thereby creating a positive "roll yield," which is intended to offset or possibly exceed the negative roll yield generated by the synthetic long position.  If, however, the VIX futures contracts are in "backwardation," meaning that the price of a VIX futures contract with a later expiration is lower than the price of a VIX futures contract with an earlier expiration, the roll of the synthetic short position, if activated, would create a negative roll yield. Backwardation in VIX futures contracts is typical in a high-volatility market environment.  When the relevant VIX futures contracts are in backwardation, the Index seeks to progressively deactivate the synthetic short position.

While the Index strategy is intended to cause the synthetic short position to be fully activated during periods when the market for VIX futures contracts is in contango so that positive roll yields from the synthetic short exposure will offset or possibly exceed negative roll yields from the synthetic long position, no assurance can be given that the investment strategy on which the Index is based will be successful.  In addition, while the Index strategy is intended to cause the short position to be fully deactivated during periods when the market for the relevant VIX futures contracts is in backwardation so that negative roll yields for the synthetic short position would be avoided, no assurance can be given that negative roll yields will be avoided.  See "— Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Index is based to be successful" below for more information.

**The level of the Index, and therefore the value of the notes, may not increase even when the synthetic long position or the synthetic short position, when activated, generates a positive return.**

The performance of a rolling excess return index, like the Index, is affected by the price return of the futures contracts underlying the Index and the roll return from rolling those futures contracts over time.  See "— The Index is an excess return index, and not a total return index." In addition, the performance of a long-short index, such as the Index when the contingent synthetic short position is activated, is affected by the relative performance of the synthetic long position and the synthetic short position, and not by the absolute performance of either synthetic position.  See "— When the synthetic short position is activated, your return on the notes is dependent on the net performance, not the absolute performance, of the synthetic positions." Furthermore, the Index rolls its futures contracts throughout each monthly rebalancing period in order to keep the weighted average maturity of the relevant futures contracts underlying the synthetic positions to a specified level (approximately two months for the synthetic long position and approximately one month for the synthetic short position). Under this rolling process, with respect to the synthetic long position, after initially establishing a synthetic long position in the second-month VIX futures contract (*i.e.*, synthetically buying the second-month VIX futures contract) at the beginning of each monthly rebalancing period, the Index will synthetically sell a portion of the second-month VIX futures contract and buy a portion of the third-month VIX futures contract on each rebalancing day during the monthly rebalancing period. Similarly, with respect to the synthetic short position, when activated, after initially establishing a synthetic short position in the first-month VIX futures contract (*i.e.*, synthetically selling short the first-month VIX futures contract) at the beginning of each monthly rebalancing period, the Index will synthetically buy a portion of the first-month VIX futures contract and sell a portion of the second-month VIX futures contract on each rebalancing day during the monthly rebalancing period. Finally, when activating the synthetic short position, the Index does so progressively in 20% increments on each rebalancing day (so long as the conditions for activating the synthetic short position continue to hold true on that day) until it is fully activated; however, the synthetic short position may not be fully activated, may remain partially activated for a sustained period of time or may not be activated at all.

*Effect of Market Conditions on the Performance of the Synthetic Positions*

When the market for VIX futures contracts is in contango, excluding other considerations, the price of VIX futures contracts will decrease as the contracts move nearer to maturity. Under these market conditions, the price return of each VIX futures contract that composes the synthetic long position generally will be negative (as the price today would be less than the price observed the day before), and the roll return generally will also be negative (as the Index would be synthetically selling a portion of the second-month VIX futures contract at a price that is lower than the price it pays to synthetically buy a portion of the third-month VIX futures contract). Therefore, under these market conditions, and if the synthetic short position is not activated, generally, we expect the level of the Index and therefore the value of the notes to decline. We should note that, unless the market is in contango only for short periods of time, we do not expect this scenario to occur, as we expect the Index to activate the synthetic short position when the market is in contango for a sustained period of time. Conversely, under these market conditions, when the synthetic short position is activated, although the price return of each VIX futures contract that composes the synthetic short position generally will also be negative, because this is a synthetic short position, the negative price return of the relevant VIX futures contracts will generate a positive return for the synthetic short position. In addition, the roll return generally will also be positive (as the Index would be synthetically selling a portion of the second-month VIX futures contract at a price that is higher than the price it pays to synthetically buy a portion of the first-month VIX futures contract). Therefore, generally under these market conditions, the synthetic short position, when activated, will generate a positive return. However, recall that, for a long-short index, the absolute performance of each synthetic position is irrelevant and only the relative performance of the two synthetic positions matters. Accordingly, under these market conditions, when the synthetic short position is activated, generally, we expect the level of the Index and therefore the value of the notes to decline if the positive return from the synthetic short position is not sufficient to offset the negative return from the synthetic long position.

When the market for VIX futures contracts is in backwardation, excluding other considerations, the price of VIX futures contracts will increase as the contracts move nearer to maturity. Under these market conditions, the price return of each VIX futures contract that composes the synthetic long position generally will be positive (as the price today would be higher than the price observed the day before), and the roll return generally will also be positive (as the Index would be synthetically selling a portion of the second-month VIX futures contract at a price that is higher than the price it pays to synthetically buy a portion of the third-month VIX futures contract). Therefore, under these market conditions and if the synthetic short position is not activated, generally, we expect the level of the Index and therefore the value of the notes to increase. Conversely, under these market conditions, when the synthetic short position is activated, although the price return of each VIX futures contract that composes the synthetic short position generally will also be positive, because this is a synthetic short position, the positive price return of the relevant VIX futures contracts will generate a negative return for the synthetic short position. In addition, the roll return generally will also be negative (as the Index would be synthetically selling a portion of the second-month VIX futures contract at a price that is lower than the price it pays to synthetically buy a portion of the first-month VIX futures contract). Therefore, generally under these market conditions, the synthetic short position, when activated, will generate a negative return. However, recall that, for a long-short index, the absolute performance of each synthetic position is irrelevant and only the relative performance of the two synthetic positions matter. Accordingly, under these market conditions, when the synthetic short position is activated, generally, we expect the level of the Index and therefore the value of the notes to decline if the positive return from the synthetic long position is not sufficient to offset the negative return from the synthetic short position. We should note that, unless the market is in backwardation only for short periods of time, we do not expect this scenario to occur, as we expect the Index to deactivate (or not activate) the synthetic short position when the market is in backwardation for a sustained period of time.

In some cases, the market for VIX futures contracts may not be in backwardation or contango, and the price of one VIX futures contract underlying a synthetic position may increase while the other VIX futures contracts underlying the same synthetic position may decrease. In this situation, whether a synthetic position generates positive or negative returns will depend on the relative weights and price movements of the VIX futures contracts underlying the synthetic position and the exposure to the synthetic short position. For example, if, on an Index Business Day, assuming the exposure to the synthetic short position is 100%, the second-month VIX futures contract underlying the synthetic long position has a weight of 25% and its price increases by 2% and the third-month VIX futures contract underlying the synthetic long position has a weight of 75% and its price decreases by 1%, the VIX futures contracts underlying the synthetic long position would generate a negative return of -0.25% (25% × 2% + 75% × -1%) on that Index Business Day. See "The J.P. Morgan Strategic Volatility Index — Calculation and Publication of Index Levels — Calculation of Index Levels."

*Effect of the Performance of the Synthetic Positions on the Level of the Index and the Value of the Notes*

Generally, we expect the level of the Index, and therefore the value of the notes, to increase in either of the following situations, assuming, in each case, that the return from the synthetic long position (if the synthetic short position is not activated) or the net return of the synthetic positions (when the synthetic short position is activated) is sufficient to offset the negative effect of the index fee and the daily rebalancing adjustment amount:

- the synthetic long position generates a negative return, but the synthetic short position generates a positive return (which is typical in markets exhibiting contango) (after taking into account the exposure to the synthetic short position) that is greater than the negative return generated by the synthetic long position; or

- the synthetic long position generates a positive return and the synthetic short position is not activated (which is typical in markets exhibiting backwardation).

Conversely, we expect the level of the Index, and therefore the value of the notes, to decrease in the following situations:

- the return from the synthetic long position (if the synthetic short position is not activated) or the net return of the synthetic positions (when the synthetic short position is activated) is not sufficient to offset the negative effect of the index fee and the daily rebalancing adjustment amount;

- the synthetic long position generates a negative return and the synthetic short position is not activated;

- both synthetic positions generate negative returns; or

- the negative return generated by one synthetic position is greater than the positive return generated by the other synthetic position (after taking into account the exposure to the synthetic short position).

There can be no assurance that the synthetic positions will always correlate in a manner that will result in an increase in the level of the Index, resulting in an increase in the value of the notes. You should understand that the notes involve a strategy that seeks to profit from the potential divergence of the performances of the synthetic positions, as described in the first bullet point above. However, under the circumstances described in the third through sixth bullet points above, the level of the Index will decline, resulting in a decrease in the value of the notes.

**Because exposure to the synthetic short position is adjusted only if the applicable conditions are satisfied for three consecutive Index Business Days, the exposure to the synthetic short position may not be adjusted during non-trending market conditions.**

Exposure to the synthetic short position will vary between 0% and 100%. The exposure to the synthetic short position will be increased by 20% on any Index Business Day if the level of the VIX Index on each of the three immediately preceding Index Business Days that were not Index Disrupted Days (as defined in "The J.P. Morgan Strategic Volatility Index" in this underlying supplement) is less than the rolling weighted average price of the first-month and second-month VIX futures contracts included (or that would have been included) in the synthetic short position, as long as the exposure to the synthetic short position is less than 100%. Conversely, the exposure to the synthetic short position will be decreased by 20% on any Index Business Day if the level of the VIX Index on each of the three immediately preceding Index Business Days that were not Index Disrupted Days is greater than or equal to the rolling weighted average price of the first-month and second-month VIX futures contracts included (or that would have been included) in the synthetic short position, as long as the exposure to the synthetic short position is greater than 0%. On any Index Business Day for which neither condition is met, the synthetic short position will not be increased or decreased.

Because exposure to the synthetic short position is adjusted only if the applicable conditions are satisfied for three consecutive Index Business Days that were not Index Disrupted Days, the exposure to the synthetic short position may not be adjusted when the market for VIX futures contracts fluctuates from contango to backwardation rapidly. For example, the exposure to the synthetic short position will not be adjusted if the level of the VIX Index is greater than or equal to the rolling, weighted average price of the first-month and second-month VIX futures contracts included in the synthetic short position for one or two Index Business Days, after which the level of the VIX Index is less than the rolling, weighted average price of the first-month and second-month VIX futures contracts included in the synthetic short position for one or two Index Business Days. As a result, the synthetic short position may not be activated or deactivated or may be activated or deactivated over a long period when the market for VIX futures contracts fluctuates from contango to backwardation rapidly. As a result, the Index may incur negative roll yields from a synthetic short position that has not been deactivated or fully deactivated or may fail to capture positive roll yields from a synthetic short position that has not been activated or fully activated that otherwise might have offset negative roll yields from the synthetic long position. See the immediately following risk factor for additional information.

**Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Index is based to be successful.**

Because large price movements in VIX futures contracts can occur suddenly and over a short period of time, the VIX futures contracts may rapidly move from backwardation to contango or from contango to backwardation; however, the exposure to the synthetic short position will remain unchanged until the applicable conditions described in the immediately preceding risk factor have been satisfied for three consecutive Index Business Days, after which the exposure to the synthetic short position will change in increments of 20% per Index Business Day, subject to a maximum exposure of 100% and a minimum exposure of 0%. Accordingly, at a minimum, eight Index Business Days will pass following a change in the futures market before the synthetic short position can be fully activated (*i.e.*, where the exposure to the synthetic short position is equal to 100%) or deactivated (*i.e.*, where the exposure to the synthetic short position is equal to 0%), by which time market conditions may have changed. Due to this time lag, the exposure to the synthetic short position may not be adjusted quickly enough for the investment strategy on which the Index is based to be successful.

The Index may not activate or deactivate the synthetic short position at all due to short-term changes in the VIX futures contracts. Price movements in the VIX futures contracts over a period of three Index Business Days could be significant. Accordingly, the Index may not benefit from an activation of the synthetic short position in short periods of contango and the Index may be adversely affected if the synthetic short position is not deactivated during a short period of backwardation.  In addition, because it takes at least eight Index Business Days to activate or deactivate fully the synthetic short position, by the time the synthetic short position is activated or deactivated fully, the prices of the VIX futures contracts may be moving in the opposite direction, which may adversely affect the level of the Index.

See "— Changing prices of the VIX futures contracts included in the Index may have an adverse effect on the level of the Index" above for more information about the effect of contango and backwardation on the level of the Index.

**If the level of the Index ever falls to zero or a negative number, the level of the Index will become fixed.**

If the Index Calculation Agent determines that the level of the Index for an Index Business Day is equal to zero or a negative number, then the level of the Index for each subsequent Index Business Day will equal that value (whether zero or a negative number).  Under these circumstances, the level of the Index will no longer increase or decrease, regardless of any future performance of the VIX futures contracts underlying the synthetic positions.

If this occurs, the Index will no longer reflect the investment strategy on which the Index is based and will not be adjusted to reflect the performance of the long position and contingent short position on VIX futures contracts described in this underlying supplement.  Fixing the level of the Index at zero or a negative number in these circumstances may materially and adversely affect the value of the notes and any payment on the notes.

**The Index comprises synthetic assets.**

The exposure to VIX futures contracts provided by the Index is purely synthetic and will exist solely in the records maintained by or on behalf of the Index Calculation Agent.  There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.  Consequently, you will not have any claim against any of the VIX futures contracts underlying the Index.

**The Index is an excess return index, and not a total return index.**

The Index is an excess return index and not a total return index.  The return from investing in futures contracts derives from three sources: (a) changes in the price of the relevant futures contracts (which is known as the "price return"); (b) any profit or loss realized when rolling the relevant futures contracts (which is known as the "roll return"); and (c) any interest earned on the cash deposited as collateral for the purchase of the relevant futures contracts (which is known as the "collateral return").

Some indices linked to futures contracts are excess return indices that measure the returns accrued from investing in uncollateralized futures contracts (*i.e.*, the sum of the price return and the roll return associated with an investment in futures contracts).  By contrast, a total return index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts (*i.e.*, the collateral return associated with an investment in futures contracts).  Because the Index is an excess return index, investing in the notes will therefore not generate the same return as would be generated from investing directly in the relevant VIX futures contracts or in a total return index related to the VIX futures contracts.

**The Index has a limited operating history and may perform in unanticipated ways.**

The Index was established on July 30, 2010 and therefore has a limited operating history. Any back-testing or similar analysis performed by any person in respect of the Index must be considered illustrative only and may be based on estimates or assumptions not used by the Index Calculation Agent when determining the level of the Index.  Past performance should not be considered indicative of future performance.

**The Index may in the future include contracts that are not traded on regulated futures exchanges.**

The Index is currently based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as "designated contract markets"). If these exchange-traded futures cease to exist, the Index may also cease to exist or may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in those contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the Commodity Exchange Act, or other applicable statutes and related regulations that govern trading on regulated U.S. futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on those facilities, and the inclusion of those contracts in the Index, may be subject to certain risks not presented by U.S. exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

**Concentration risks associated with the Index may adversely affect the value of your notes.**

The Index includes VIX futures contracts with a maturity of three months or less and thus is less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware that other indices may be more diversified than the Index in terms of both the number and variety of VIX futures contracts. You will not benefit, with respect to the notes, from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.

**Daily rebalancing of the Index may affect trading in the relevant VIX futures contracts.**

The daily rebalancing of the VIX futures contracts underlying the Index may cause us, our affiliates or third parties with whom we transact to adjust our or their hedges accordingly, and to do so frequently. The trading activity associated with these hedging transactions will contribute to the trading volume of the VIX futures contracts included in the Index and may affect the market price of these VIX futures contracts and, in turn, adversely affect the level of the Index.

**The VIX futures contracts composing the Index or the VIX Index may be removed or replaced in certain extraordinary events.**

Following the occurrence of certain extraordinary events with respect to the VIX futures contracts or the VIX Index, as described under "The J.P. Morgan Strategic Volatility Index — Extraordinary Events with Respect to a VIX Futures Contract" and "The J.P. Morgan Strategic Volatility Index — Extraordinary Events with Respect to the VIX Index," respectively, the affected futures contract may be replaced by a substitute futures contract or the VIX Index may be replaced by a successor base index, as applicable. You should realize that the changing of a futures contract or the base index may affect the performance of the Index, and therefore, the return on the notes, as the replacement futures contract or base index may perform significantly better or worse than the affected futures contract or the VIX Index.

**The level of the VIX Index has tended to revert to a long-term mean level and any increase in the spot level of the VIX Index will likely continue to be constrained.**

In the past, the level of the VIX Index has typically reverted over the longer term to a historical mean, and its absolute level has been constrained within a band. It is likely that the spot level of the VIX Index will continue to do so in the future, especially when economic uncertainties recede. If this happens, the value of VIX futures contracts may decrease, and the potential upside of your investment in the notes due to the synthetic long position may correspondingly be limited as a result. Under these circumstances, unless the synthetic short position, when activated, generates a positive return that is sufficient to offset any negative return for the synthetic long position and the daily deduction of the index fee and daily rebalancing adjustment amount, the level of the Index and the value of your notes will be adversely affected.

**THE J.P. MORGAN STRATEGIC VOLATILITY INDEX**

The J.P. Morgan Strategic Volatility Index (the "**Index**") was developed and is maintained and calculated by J.P. Morgan Securities plc ("**JPMS plc**"). The description of the strategy and methodology underlying the Index included in this underlying supplement is based on rules formulated by JPMS plc (the "**Rules**") and is qualified by the full text of the Rules. The Rules, and not this description, will govern the calculation and constitution of the Index and other decisions and actions related to its maintenance. The Rules in effect as of the date of this underlying supplement are attached as Annex A to this underlying supplement. The Index is the intellectual property of JPMS plc, and JPMS plc reserves all rights with respect to its ownership of the Index.

The Index is published by Bloomberg L.P. under the ticker symbol "JPUSSTVL."

The Index is a synthetic, dynamic strategy that aims to replicate the returns from combining a long position and a contingent short position in futures contracts (each, a "**VIX futures contract**" and together, "**VIX futures contracts**") on the CBOE Volatility Index® (the "**VIX Index**"), where the synthetic long position and, when activated, the synthetic short position, after being established initially in the second-month VIX futures contract or the first-month VIX futures contract, respectively, are rolled throughout each month as described below. The VIX Index is a benchmark index designed to measure the market price of 30-day expected volatility of large cap U.S. stocks, and the calculation of the spot level of the VIX Index is based on prices of put and call options on the S&P 500® Index. Futures on the VIX Index allow investors the ability to invest in forward volatility based on their view of the direction of future movement of the VIX Index.

The Index is a rolling index, which rolls throughout each month. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for the delivery of the underlying asset or financial instrument or, in the case of futures contracts relating to indices such as the VIX Index, a certain date for payment in cash of an amount determined by the level of the relevant index. As described in more detail below, the synthetic long position is maintained by synthetically selling VIX futures contracts on a daily basis that specify cash settlement on a nearby date and synthetically buying futures contracts on the VIX Index on a daily basis that specify cash settlement on a later date. On the other hand, the synthetic short position, when activated, is maintained by synthetically buying VIX futures contracts on a daily basis that specify cash settlement on a nearby date and synthetically selling VIX futures contracts on a daily basis that specify cash settlement on a later date. This process is known as "rolling" a futures position.

The synthetic long position rolls throughout each month from the second-month VIX futures contract into the third-month VIX futures contract. When activated, the synthetic short position rolls throughout each month from the first-month VIX futures contract into the second-month VIX futures contract. One of the effects of daily rolling is to maintain a specified weighted average maturity for the underlying VIX futures contracts. The weighted average maturity for the VIX futures contracts underlying the synthetic long position is approximately two months on any day and for the VIX futures contracts underlying the synthetic short position is approximately one month on any day.

Exposure to the synthetic short position will vary between 0% and 100%. The exposure to the synthetic short position will be increased by 20% on any Index Business Day (as defined below) if the level of the VIX Index on each of the three immediately preceding Index Business Days that were not Index Disrupted Days (as defined below) is less than the rolling, weighted average of the first-month and second-month VIX futures contracts included (or that would have been included) in the synthetic short position, as long as the exposure to the synthetic short position is less than 100%. Conversely, the exposure to the synthetic short position will be decreased by 20% on any Index Business Day if the level of the VIX Index on each of the three immediately preceding Index Business Days that were not Index Disrupted Days is greater than or equal to the rolling, weighted average of the first-month and second-month VIX futures contracts included in the synthetic short position, as long as the exposure to the synthetic short position is greater than 0%. On any Index Business Day for which these conditions are not met, the synthetic short position will not be increased or decreased.

Because, at a minimum, eight Index Business Days will pass following a change in the relative level of the VIX Index and the weighted average price of the relevant VIX futures contracts before the synthetic short position can be fully activated or deactivated, the Index is subject to a time lag. See "Risk Factors — Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Index is based to be successful" in this underlying supplement.

The Index aims to provide a synthetic long exposure to VIX futures contracts with a weighted average maturity of approximately two months. A synthetic long position may not generate positive returns when the market for VIX futures contracts is in "contango," meaning that the price of a VIX futures contract with a later expiration is higher than the price of a VIX futures contract with an earlier expiration. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the synthetic purchase of the third-month VIX futures contract in connection with the roll of the synthetic long position would take place at a price that is higher than the price at which the synthetic sale of the second-month VIX futures contract would take place, thereby creating a negative "roll yield."

To reduce the potential for a negative roll yield when VIX futures contracts are in contango, the Index seeks to progressively activate a synthetic short position in VIX futures contracts with a weighted average maturity of approximately one month when the market for the relevant VIX futures contracts is in contango. Excluding other considerations, if the market for the relevant VIX futures contracts is in contango, the synthetic sale of the second-month VIX futures contract in connection with the roll of the synthetic short position would take place at a price that is higher than the price at which the synthetic purchase of the first-month VIX futures contract would take place, thereby creating a positive "roll yield," which is intended to offset or possibly exceed the negative roll yield generated by the synthetic long position. If, however, the VIX futures contracts are in "backwardation," meaning that the price of a VIX futures contract with a later expiration is lower than the price of a VIX futures contract with an earlier expiration, the roll of the synthetic short position, if activated, would create a negative roll yield.

No assurance can be given that the Index's strategy will be successful or that the Index will generate positive returns. See "Risk Factors" in this underlying supplement.

On each Index Business Day, the calculation of the Index reflects the deduction of (a) an adjustment factor of 0.75% per annum and (b) a daily rebalancing adjustment amount determined by applying a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index) to both (1) the aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and (2) the amount of the change, if any, in the level of the exposure to the synthetic short position. Unlike the adjustment factor, the rebalancing adjustment factor is not a per annum fee. The daily rebalancing adjustment amount is intended to approximate the slippage costs that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract.

The Index was established on July 30, 2010.

For more information about VIX futures contracts and the VIX Index, please see "Background on Futures Contracts on the CBOE Volatility Index[®]" and "Background on the CBOE Volatility Index[®]," respectively, in this underlying supplement.

The Index is described as a "synthetic" portfolio or strategy because its reported value does not represent the value of any actual assets held by any person and there is no actual portfolio of assets in which any person has any ownership interest.

**Contract Rolling and Rebalancing**

The synthetic long position maintains a weighted average maturity of approximately two months by synthetically selling second-month VIX futures contracts and synthetically buying third-month VIX futures contracts on each Index Business Day during a Rebalancing Period (each, a "**Rebalancing Date**"). When activated, the synthetic short position maintains a weighted average maturity of approximately one month by synthetically buying first-month VIX futures contracts and synthetically selling second-month VIX futures contracts on each Rebalancing Date during a Rebalancing Period.  This process is known as "rolling" a futures position.

Each "**Rebalancing Period**" starts on the monthly final settlement date of the VIX futures contracts as published by the Exchange (the "**Rebalancing Settlement Date**") (currently, the Wednesday falling 30 calendar days before the S&P 500 option expiration for the following month), and runs to but excluding the next month's Rebalancing Settlement Date, which is the first day of the following Rebalancing Period.

The "**Exchange**" means the Chicago Board Options Exchange or any successor thereof or otherwise any exchange on which any Successor Futures Contract (as defined below) is traded or the VIX Index is listed (as the case may be) from time to time.

On the first day of each Rebalancing Period, all of the weight of the synthetic long position will be allocated to a long position in second-month VIX futures contracts.  On each subsequent Index Business Day during the Rebalancing Period, a fraction of the notional amount of second-month VIX futures contracts is sold, and an equivalent notional amount of third-month VIX futures contracts is purchased.  The fraction, or quantity, purchased is proportional to the total number of scheduled Index Business Days that have elapsed since the last Index Business Day over the total number of scheduled Index Business Days in the current Rebalancing Period.  In this way, the initial long position in second-month VIX futures contracts is progressively moved to third-month VIX futures contracts over the course of the month, until the following Rebalancing Period starts and the old third-month VIX futures contract becomes the new second-month VIX futures contract.

If the synthetic short position is activated, on the first day of each Rebalancing Period, all of the weight of the synthetic short position will be allocated to a short position in first-month VIX futures contracts.  On each subsequent Index Business Day during the Rebalancing Period, a fraction of the notional amount of first-month VIX futures contracts is purchased, and an equivalent notional amount of second-month VIX futures contracts is sold.  The fraction, or quantity, sold is proportional to the total number of scheduled Index Business Days that have elapsed since the last Index Business Day over the total number of scheduled Index Business Days in the current Rebalancing Period.  In this way, the initial short position in first-month VIX futures contracts is progressively moved to second-month VIX futures contracts over the course of the month, until the following Rebalancing Period starts and the old second-month VIX futures contract becomes the new first-month VIX futures contract.

Accordingly, the weights of the VIX futures contracts included in the Index on any Index Business Day during a Rebalancing Period are calculated as follows:

$$\textbf{ContractWeight(1, t)} = dr / dt,$$

$$\textbf{ContractWeight(2, t)} = (dt\text{-}dr) / dt$$

*where:*

| | |
|---|---|
| **ContractWeight(1, t)** | means, (a) with respect to the synthetic long position, the weight of the second-month VIX futures contract with respect to the current Index Business Day and (b) with respect to the synthetic short position, the weight of the first-month VIX futures contract with respect to the current Index Business Day; |
| **ContractWeight(2, t)** | means, (a) with respect to the synthetic long position, the weight of the third-month VIX futures contract with respect to the current Index Business Day and (b) with respect to the synthetic short position, the weight of the second-month VIX futures contract with respect to the current Index Business Day; |
| **dt** | means the total number of Index Business Days in the Rebalancing Period in which the current Index Business Day falls (irrespective of whether any of those day(s) is or becomes subject to an Index Disruption Event); and |

| **dr** | means the total number of Index Business Days from, and including, the current Index Business Day to, but excluding, the next Rebalancing Settlement Date (irrespective of whether any of those day(s) is or becomes subject to an Index Disruption Event). |

**Calculation and Publication of Index Levels**

*Publication of Index Levels*

Subject to the occurrence of an Index Disruption Event (as defined below), the Index Calculation Agent will calculate and publish the level of the Index (the "**Index Level**") with respect to each Index Business Day. The Index Level is rounded to two decimal places before being published.

The calculation agent for the Index is JPMS plc or any affiliate, subsidiary or third party designated by JPMS plc (the "**Index Calculation Agent**").

An "**Index Business Day**" means each day (other than a Saturday or Sunday) on which the Exchange(s) in respect of each VIX futures contract and the VIX Index are all open for trading during its or their regular trading sessions.

*Calculation of Index Levels*

The Index Level is calculated in U.S. dollars with respect to each Index Business Day by adjusting the Index Level as of the immediately preceding Index Business Day to reflect the return of the Index since the immediately preceding Index Business Day. On any Index Business Day, the return of the Index reflects the following:

(a) the return of the gross index (*i.e.*, the return of the Index determined by reference to the performance of the synthetic long position and any synthetic short position, without deducting any fees or costs) since the immediately preceding Index Business Day;

(b) the deduction of an adjustment factor of 0.75% per annum (the "**Adjustment Factor**"); and

(c) a deduction equal to the sum of a rebalancing adjustment factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index on the immediately preceding Index Business Day) (the "**Rebalancing Adjustment Factor**"), applied to both (1) the aggregate notional amount of each of the VIX futures contracts hypothetically traded that Index Business Day (the "**Daily Rebalancing Percentage**") and (2) the amount of the change, if any, in the level of the exposure to the synthetic short position (the "**Short Exposure Change**"). Unlike the Adjustment Factor, the Rebalancing Adjustment Factor is not a per annum fee.

The Index Level has a base level of 100.00 as of September 19, 2006 (the "**Base Date**").

Subject to the occurrence of an Index Disruption Event, the Index Level on each Index Business Day is calculated as follows:

$$\textbf{Index(t)} = \text{Index(t-1)} \times (1 + \text{Return(t)})$$

*where:*

| **Index(t)** | means the Index Level with respect to the current Index Business Day; |
| **Index(t-1)** | means the Index Level published by the Index Calculation Agent with respect to the immediately preceding Index Business Day that is not an Index Disrupted Day (as defined below); and |
| **Return(t)** | means the return of the Index from the immediately preceding Index Business Day that is not an Index Disrupted Day to the current Index Business Day, calculated as follows: |

$$\textbf{Return(t)} = \text{GrossIndReturn(t)} - \text{AdjAmount(t)} - \text{RebAdjAmount(t)}$$

*where:*

**GrossIndReturn(t)**   means the gross index return with respect to the current Index Business Day, as described under "The Gross Index Return" below;

**AdjAmount(t)**   means the amount deducted due to the Adjustment Factor with respect to the current Index Business Day, as described under "The Adjustment Factor" below; and

**RebAdjAmount(t)**   means the percentage reduction in the Index Level due to the Rebalancing Adjustment Factor with respect to the current Index Business Day, as described under "The Rebalancing Adjustment Factor" below.

If the Index Level calculated pursuant to this "Calculation of Index Levels" section (other than this sentence) in respect of an Index Business Day is equal to zero or a negative number, then the Index Calculation Agent will use zero as the value of the Rebalancing Adjustment Factor and re-calculate the Index Level in respect of that Index Business Day (the "**Re-Calculated Level**"), and that Re-Calculated Level will be the Index Level for that Index Business Day for all purposes. In addition, if the Index Calculation Agent determines a Re-Calculated Level for an Index Business Day and if that Re-Calculated Level is equal to zero or a negative number, then the Index Level for each subsequent Index Business Day will equal that value (whether zero or a negative number) and the formulas in this "Calculation of Index Levels" section will not be used to calculate the Index Level for any subsequent Index Business Day. See "Risk Factors — If the level of the Index ever falls to zero or a negative number, the level of the Index will become fixed" in this underlying supplement.

*The Gross Index Return*

The gross index return is equal to the percentage increase or percentage decrease in the gross index level from the immediately preceding Index Business Day to the current Index Business Day and is calculated as follows:

$$\textbf{GrossIndexReturn(t)} = (\text{GrossIndex(t)} / \text{GrossIndex(t-1)}) - 1$$

The gross index level is the level of the Index determined by reference to the performance of the synthetic long position and any synthetic short position, without taking into account the effect of the adjustment factor or the rebalancing adjustment factor. The gross index level is calculated with respect to each Index Business Day by adjusting the gross index level as of the immediately preceding Index Business Day to reflect the return of the synthetic long position and the return of any synthetic short position since the immediately preceding Index Business Day.

Subject to the occurrence of an Index Disruption Event, the gross index level on each Index Business Day is calculated as follows:

$$\textbf{GrossIndex(t)} = \text{GrossIndex(t-1)} \times (1 + \text{Long Return(t)} - \text{I(t-1)} \times \text{Short Return(t)})$$

*where:*

**GrossIndex(t)**   means the gross index level with respect to the current Index Business Day;

**GrossIndex(t-1)**   means the gross index level with respect to the immediately preceding Index Business Day that is not an Index Disrupted Day;

**Long Return(t)**   means the return of the synthetic long position from the immediately preceding Index Business Day that is not an Index Disrupted Day to the current Index Business Day, as described under "The Long Return and the Short Return" below;

**Short Return(t)**    means the return of any synthetic short position from the immediately preceding Index Business Day that is not an Index Disrupted Day to the current Index Business Day, as described under "The Long Return and the Short Return" below; and

**I(t-1)**    means the amount of any exposure to the synthetic short position, which will be between 0% and 100%, as of the immediately preceding Index Business Day, as described under "The Short Position Exposure" below.

### *The Long Return and the Short Return*

When the market for VIX futures contracts is in backwardation, excluding other considerations, the price of VIX futures contracts will increase as the contracts move nearer to maturity. If the prices of the VIX futures contracts that compose a synthetic position increase on any Index Business Day, the return with respect to a synthetic long position will be positive, which will increase the gross index level, but because the synthetic short position represents short exposure to the underlying VIX futures contracts, a return with respect to the synthetic short position, if activated, will be negative, which will *decrease* the gross index level.

On the other hand, when the market for VIX futures contracts is in contango, excluding other considerations, the price of VIX futures contracts will decrease as the contracts move nearer to maturity. If the prices of the VIX futures contracts that compose a synthetic position decrease on any Index Business Day, the return with respect to a synthetic long position will be negative, which will decrease the gross index level, but because the synthetic short position represents short exposure to the underlying VIX futures contracts, a return with respect to the synthetic short position, if activated, will be negative, which will *increase* the gross index level.

The long return and the short return reflect the weighted average return of the VIX futures contracts included in the synthetic long position or synthetic short position, respectively. On any Index Business Day other than the Index Business Day immediately following a Rebalancing Settlement Date, the Long Return and the Short Return are calculated as follows:

**Short Return(t)** = [ContractWeight(1, t-1) × ContractPrice(1, t) / ContractPrice(1, t-1)] + [ContractWeight(2, t-1) × ContractPrice(2, t) / ContractPrice(2, t-1)] – 1

**Long Return(t)** = [ContractWeight(1, t-1) × ContractPrice(2, t) / ContractPrice(2, t-1)] + [ContractWeight(2, t-1) × ContractPrice(3, t) / ContractPrice(3, t-1)] – 1

*where:*

**ContractWeight(1, t-1)**    means, (a) with respect to the synthetic long position, the weight of the second-month VIX futures contract with respect to the immediately preceding Index Business Day and (b) with respect to the synthetic short position, the weight of the first-month VIX futures contract with respect to the immediately preceding Index Business Day, calculated as set forth under "Contract Rolling and Rebalancing" above;

**ContractWeight(2, t-1)**    means, (a) with respect to the synthetic long position, the weight of the third-month VIX futures contract with respect to the immediately preceding Index Business Day and (b) with respect to the synthetic short position, the weight of the second-month VIX futures contract with respect to the immediately preceding Index Business Day, calculated as set forth under "Contract Rolling and Rebalancing" above;

**ContractPrice(i, t)**    means the Daily Contract Reference Price of the $i^{th}$-month VIX futures contract on the current Index Business Day; and

**ContractPrice(i, t-1)**    means the Daily Contract Reference Price of the $i^{th}$-month VIX futures contract on the immediately preceding Index Business Day that is not an Index Disrupted Day.

The "**Daily Contract Reference Price**" means, with respect to a VIX futures contract, (a) in respect of any Index Business Day that is a Rebalancing Settlement Date, the Final Settlement Value of that VIX futures contract; or (b) in respect of any other Index Business Day, the Closing Price of that VIX futures contract.

The "**Final Settlement Value**" means, with respect to a VIX futures contract and a Rebalancing Settlement Date, the final settlement value (howsoever described in the rules of the Exchange) for that VIX futures contract as published by the Exchange.

The "**Closing Price**" means, with respect to a VIX futures contract and an Index Business Day, the official settlement price (howsoever described in the rules of the Exchange) for that VIX futures contract as published by the Exchange.

On the Index Business Day immediately following a Rebalancing Settlement Date, the formulas for the Long Return and the Short Return are expressed differently to reflect that, following the Rebalancing Settlement Date, the second-month VIX futures contract has become the first-month VIX futures contract and the third-month VIX futures contract has become the second-month futures contract. In addition, the contract weights drop away because the synthetic long position and the synthetic short position are each concentrated in a single contract on a Rebalancing Settlement Date. Accordingly, the Long Return and the Short Return on the Index Business Day immediately following a Rebalancing Settlement Date are calculated as follows:

**Short Return (t)** = ContractPrice(1, t) / ContractPrice(2, t-1) – 1

**Long Return (t)** = ContractPrice(2, t) / ContractPrice(3, t-1) – 1

*The Short Position Exposure*

Exposure to the synthetic short position will vary between 0% and 100%. The exposure to the synthetic short position will be increased by 20% on any Index Business Day if the level of the VIX Index on each of the three immediately preceding Index Business Days that were not Index Disrupted Days is less than the weighted average of the Daily Contract Reference Prices of the first-month and second-month VIX futures contracts included (or that would have been included) in the synthetic short position (the "**Weighted Average Contract Price**"), as long as the exposure to the synthetic short position is less than 100%. Conversely, the exposure to the synthetic short position will be decreased by 20% on any Index Business Day if the level of the VIX Index on each of the three immediately preceding Index Business Days that were not Index Disrupted Days is greater than or equal to the Weighted Average Contract Price, as long as the exposure to the synthetic short position is greater than 0%. On any Index Business Day for which these conditions are not met, the synthetic short position will not be increased or decreased.

On any Index Business Day, the Weighted Average Contract Price is calculated as follows:

ContractWeight(1, t) × ContractPrice(1, t) + ContractWeight(2, t) × ContractPrice(2, t)

On any Index Business Day, the "level of the VIX Index" is the official closing level of the VIX Index published by the sponsor of the VIX Index with respect to that Index Business Day.

Because large price movements in VIX futures contracts can occur suddenly, the VIX futures contracts may rapidly move from backwardation to contango or from contango to backwardation; however, the exposure to the synthetic short position will remain unchanged until the applicable conditions have been satisfied for three consecutive Index Business Days that were not Index Disrupted Days, after which the exposure to the synthetic short position will change in increments of 20% per Index Business Day, subject to a maximum exposure of 100% and a minimum exposure of 0%. Accordingly, at a minimum, eight Index Business Days will pass following a change in the futures market before the synthetic short position will be fully activated (*i.e.*, where the exposure to the synthetic short position is equal to 100%) or deactivated (*i.e.*, where the exposure to the synthetic short position is equal to 0%), by which time market conditions may have changed. No assurance can be given that the exposure to the synthetic short position will be adjusted quickly enough for the investment strategy on which the Index is based to be successful. See "Risk Factors — Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Index is based to be successful" in this underlying supplement.

The following table shows the exposure to the synthetic short position on each of twenty Index Business Days based on hypothetical levels of the VIX Index and hypothetical Weighted Average Contract Prices, assuming an initial exposure of 60% on Index Business Day 1.

| Index Business Day | VIX Index Level | Weighted Average Contract Price | VIX Index Level is less than Weighted Average Contract Price | Exposure to the Synthetic Short Position Effective on the Index Business Day |
|---|---|---|---|---|
| -2 | 25.00 | 26.00 | Yes | N/A |
| -1 | 25.50 | 27.50 | Yes | N/A |
| 0 | 26.00 | 26.50 | Yes | N/A |
| 1 | 25.50 | 25.75 | Yes | 60% |
| 2 | 26.00 | 25.50 | No | 80% |
| 3 | 25.75 | 27.75 | Yes | 80% |
| 4 | 26.50 | 27.00 | Yes | 80% |
| 5 | 27.75 | 29.75 | Yes | 80% |
| 6 | 31.00 | 28.00 | No | 100% |
| 7 | 33.75 | 31.75 | No | 100% |
| 8 | 36.00 | 34.00 | No | 100% |
| 9 | 37.75 | 35.75 | No | 80% |
| 10 | 39.00 | 37.00 | No | 60% |
| 11 | 39.75 | 39.00 | No | 40% |
| 12 | 40.00 | 40.25 | Yes | 20% |
| 13 | 39.75 | 37.75 | No | 20% |
| 14 | 39.00 | 37.00 | No | 20% |
| 15 | 37.75 | 35.75 | No | 20% |
| 16 | 36.00 | 34.00 | No | 0% |
| 17 | 33.75 | 35.75 | Yes | 0% |
| 18 | 31.00 | 33.00 | Yes | 0% |
| 19 | 27.75 | 29.75 | Yes | 0% |
| 20 | 24.00 | 26.00 | Yes | 20% |

The numbers appearing in the table above are purely hypothetical, and actual VIX Levels and Weighted Average Contract Prices and the actual exposure to the synthetic short position may be different. These numbers should not be taken as an indication or prediction of future VIX Levels or Weighted Average Contract Prices or future exposure to the synthetic short position and are intended merely to illustrate how the exposure to the synthetic short position may change in response to changes in VIX Levels and Weighted Average Contract Prices in hypothetical scenarios.

*The Adjustment Factor*

On each Index Business Day, the Index Level is subject to the daily deduction of a hypothetical amount that reflects the Adjustment Factor of 0.75% per annum and the number of calendar days that have elapsed since the immediately preceding Index Business Day, calculated as follows:

$$\textbf{AdjAmount(t)} = A \times n(t\text{-}1,t) / 360$$

*where:*

**A**          means the Adjustment Factor of 0.75% per annum; and

**n(t-1,t)**     means the number of calendar days from, and including, the immediately preceding Index Business Day that is not an Index Disrupted Day to, but excluding, the current Index Business Day.

*The Rebalancing Adjustment Factor*

On each Index Business Day, the Index Level is subject to the daily deduction of a hypothetical amount that reflects the Rebalancing Adjustment Factor of between 0.20% and 0.50% per day (depending on the level of the VIX Index on the immediately preceding Index Business Day), calculated as follows:

$$\textbf{RebAdjAmount(t) = (DailyRebalPercentage(t) + ShortExpChange(t)) × R}$$

*where:*

**DailyRebalPercentage(t)** means the Daily Rebalancing Percentage on the current Index Business Day, determined as described below;

**ShortExpChange(t)** means the Short Exposure Change, if any, on the current Index Business Day, determined as described below; and

**R** means the Rebalancing Adjustment Factor on the current Index Business Day, determined by reference to the level of the VIX Index on the immediately preceding Index Business Day, determined as follows:

| Level of the VIX Index on the immediately preceding Index Business Day | Rebalancing Adjustment Factor |
|---|---|
| =< 35 | 0.20% |
| =< 50 and > 35 | 0.30% |
| =< 70 and > 50 | 0.40% |
| > 70 | 0.50% |

The product of (a) the sum of the Daily Rebalancing Percentage as of the current Index Business Day and the Short Exposure Change as of the current Index Business Day and (b) the Rebalancing Adjustment Factor is intended to approximate the slippage costs (expressed as a percentage of the Index Level as of the immediately preceding Index Business Day) that would be experienced by a professional investor seeking to replicate the hypothetical portfolio contemplated by the Index at prices that approximate the official settlement prices (which are not generally tradable) of the relevant VIX futures contracts. Slippage costs are costs that arise from deviations between the actual official settlement price of a VIX futures contract and the prices at which a hypothetical investor would expect to be able to execute trades in the market when seeking to match the expected official settlement price of a VIX futures contract.

On any Index Business Day, the Daily Rebalancing Percentage is composed of the following:

(a) changes in the notional amount (expressed as a percentage of the Index Level as of the immediately preceding Index Business Day) allocated to the first-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day due to the net effect of:

(1) if the exposure to the synthetic short position is greater than 0% on the immediately preceding Index Business Day, the decrease in the synthetic short exposure to the first-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day as a result of the roll for that day required to maintain the weighted average maturity of the synthetic short position; and

(2) the change, if any, in the exposure to the first-month VIX futures contract arising from the change, if any, in the exposure to the synthetic short position (if the relevant criteria set forth above are satisfied so that the exposure to the synthetic short position is increasing or decreasing, this amount will be equal to 20%; otherwise, it will be equal to 0%) from the immediately preceding Index Business Day to the current Index Business Day;

(b) changes in the notional amount (expressed as a percentage of the Index Level as of the immediately preceding Index Business Day) allocated to the second-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day due to the net effect of:

(1) (x) the decrease in the synthetic long position in the second-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day as a result of the roll for that day required to maintain the weighted average maturity of the synthetic long position and (y) if the exposure to the synthetic short position is greater than 0% on the immediately preceding Index Business Day, the increase in the synthetic short exposure to the second-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day as a result of the roll for that day required to maintain the weighted average maturity of the synthetic short position (note that both (x) and (y) result in synthetic sales of a portion of the second-month VIX futures contract); and

(2) the change, if any, in the exposure to the second-month VIX futures contract arising from the change, if any, in the exposure to the synthetic short position (if the relevant criteria set forth above are satisfied so that the exposure to the synthetic short position is increasing or decreasing, this amount will be equal to 20%; otherwise, it will be equal to 0%) from the immediately preceding Index Business Day to the current Index Business Day; and

(c)  changes in the notional amount (expressed as a percentage of the Index Level as of the immediately preceding Index Business Day) allocated to the third-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day due to the increase in the synthetic long exposure to the third-month VIX futures contract from the immediately preceding Index Business Day to the current Index Business Day as a result of the roll for that day required to maintain the weighted average maturity of the synthetic long position.

The decrease or increase in the exposure to a VIX futures contract is, in each case, the difference between the notional exposure based on the weight of the applicable VIX futures contract on the current Index Business Day and the notional exposure based on the weight of that VIX futures contract on the immediately preceding Index Business Day, adjusted to reflect the change in the Daily Reference Contract Price from the immediately preceding Index Business Day. In addition, the weights of the VIX futures contracts included in the synthetic short position are adjusted to reflect the exposure to the synthetic short position on the relevant Index Business Day.

On any Index Business Day, the Short Exposure Change represents the amount of the change in the level of the exposure to the synthetic short position (if the relevant criteria set forth above are satisfied so that the exposure to the synthetic short position is increasing or decreasing, this amount will be equal to 20%; otherwise, it will be equal to 0%) from the immediately preceding Index Business Day to the current Index Business Day. While the change in the exposure to the synthetic short position will be reflected in (a) and (b) above, the amount of the change in the level of the exposure to the synthetic short position is also included separately as the Short Exposure Change in order to approximate the additional slippage costs that would be incurred when hypothetically rebalancing a larger position of VIX futures contracts in connection with a 20% increase or decrease in the exposure to the synthetic short position.

For example, assume that (a) the Daily Reference Contract Price of each VIX futures contract remains unchanged from the immediately preceding Index Business Day to the current Index Business Day, (b) the Rebalancing Period consists of 20 Index Business Days, (c) the immediately preceding Index Business Day was the first Index Business Day in the Rebalancing Period and (d) the exposure to the synthetic short position is 100% on the immediately preceding Index Business Day and the current Index Business Day. Under these circumstances, 1/20, or 5%, of the VIX futures contracts included in the synthetic positions would be rolled on each Index Business Day. The Daily Rebalancing Percentage would be calculated as follows:

$$\underbrace{|(-100)\% - (-95)\%|}_{A} + \underbrace{|(0\% - (-5)\%) + (100\% - 95\%)|}_{B(1) \qquad B(2)} + \underbrace{|0\% - 5\%|}_{C} =$$

$$5\% + 5\% + 5\% + 5\% = \mathbf{20\%}$$

As shown above, the roll of the synthetic positions requires:

- an adjustment in the allocation of the synthetic short position to the first-month VIX futures contract from 100% to 95%, taking into account that the exposure to the synthetic short position remains at 100% (this is captured in part "A" of the equation above);

- an adjustment in the allocation of the synthetic short position to the second-month VIX futures contract from 0% to 5%, taking into account that the exposure to the synthetic short position remains at 100% (this is captured in part "B(1)" of the equation above);

- an adjustment in the allocation of the synthetic long position to the second-month VIX futures contract from 100% to 95% (this is captured in part "B(2)" of the equation above); and

- an adjustment in the allocation of the synthetic long position to the third-month VIX futures contract from 0% to 5% (this is captured in part "C" of the equation above).

The Short Exposure Change would be calculated as follows:

$$|100\% - 100\%| = \textbf{0\%}$$

Because the exposure to the synthetic short position remains unchanged at 100%, the Short Exposure Change is 0%.

The percentage reduction in the Index Level due to the Rebalancing Adjustment Factor is equal to the product of (a) the sum of the Daily Rebalancing Percentage and the Short Exposure Change and (b) the Rebalancing Adjustment Factor. Assuming that the level of the VIX Index on the previous Index Business Day is less than or equal to 35, so that the Rebalancing Adjustment Factor on the current Index Business Day is equal to 0.20%, the percentage reduction in the Index Level due to the Rebalancing Adjustment Factor with respect to the current Index Business Day would be calculated as follows:

$$(20\% + 0\%) \times 0.20\% = \textbf{0.040\%}$$

Given the assumptions stated above, the percentage reduction in the Index Level due to the Rebalancing Adjustment Factor over the course of a one-month roll period would be equal to 0.80% (or 9.60% over the course of a year).

If, however, the level of the VIX Index were greater than 70, the Rebalancing Adjustment Factor on the current Index Business Day would be equal to 0.50%, and the percentage reduction in the Index Level due to the Rebalancing Adjustment Factor with respect to the current Index Business Day would be calculated as follows:

$$(20\% + 0\%) \times 0.50\% = \textbf{0.100\%}$$

The Daily Rebalancing Percentage is significantly greater on Index Business Days on which the exposure to the synthetic short position changes than on Index Business Days on which no such change occurs. If, on the Index Business Day described above, the exposure to the synthetic short position had decreased by 20% instead of remaining unchanged, the Daily Rebalancing Percentage would be calculated as follows:

$$\underbrace{|(-100\% \times 100\%) - (-95\% \times 80\%)|}_{A} + \underbrace{|[(0\% \times 100\%) - (-5\% \times 80\%)]}_{B(1)} + \underbrace{(100\% - 95\%)|}_{B(2)} + \underbrace{|0\% - 5\%|}_{C} =$$

$$24\% + 9\% + 5\% = \textbf{38\%}$$

As shown above, the roll of the synthetic positions requires:

- an adjustment in the allocation of the synthetic short position to the first-month VIX futures contract from 100% to 95%, taking into account that the exposure to the synthetic short position is also adjusted from 100% to 80% (this is captured in part "A" of the equation above);

- an adjustment in the allocation of the synthetic short position to the second-month VIX futures contract from 0% to 5%, taking into account that the exposure to the synthetic short position is also adjusted from 100% to 80% (this is captured in part "B(1)" of the equation above);

- an adjustment in the allocation of the synthetic long position to the second-month VIX futures contract from 100% to 95% (this is captured in part "B(2)" of the equation above); and

- an adjustment in the allocation of the synthetic long position to the third-month VIX futures contract from 0% to 5% (this is captured in part "C" of the equation above).

The Short Exposure Change would be calculated as follows:

$$|100\% - 80\%| = \mathbf{20\%}$$

Because the exposure to the synthetic short position is reduced from 100% to 80%, the Short Exposure Change is 20%.

Assuming that the level of the VIX Index on the previous Index Business Day is less than or equal to 35, so that the Rebalancing Adjustment Factor on the current Index Business Day is equal to 0.20%, the percentage reduction in the Index Level due to the Rebalancing Adjustment Factor with respect to the current Index Business Day would be calculated as follows:

$$(38\% + 20\%) \times 0.20\% = \mathbf{0.116\%}$$

If, however, the level of the VIX Index were greater than 70, the Rebalancing Adjustment Factor on the current Index Business Day would be equal to 0.50%, and the percentage reduction in the Index Level due to the Rebalancing Adjustment Factor with respect to the current Index Business Day would be calculated as follows:

$$(38\% + 20\%) \times 0.50\% = \mathbf{0.290\%}$$

*As shown above, the sum of the Daily Rebalancing Percentage and the Short Exposure Change is significantly greater on Index Business Days on which the exposure to the synthetic short position changes than on Index Business Days on which no such change occurs. In addition, the Rebalancing Adjustment Factor increases as the level of the VIX Index increases, and the Rebalancing Adjustment Factor can be as high as 0.50% per day. These examples are purely hypothetical, and the actual percentage reduction in the Index Level due to the Rebalancing Adjustment Factor on any Index Business Day may be different from the percentages shown above. See "Risk Factors — The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index over time" in this underlying supplement.*

For more information about how the Daily Rebalancing Percentage and the Short Exposure Change are calculated for purposes of determining the percentage reduction in the Index Level due to the Rebalancing Adjustment Factor, please see the Rules attached as Annex A to this underlying supplement.

**Index Disruption Events**

The Index Calculation Agent will calculate and publish the Index Level on each Index Business Day so long as no Index Disruption Event has occurred or is continuing on that day. If any Index Business Day is an Index Disrupted Day, then the Index Calculation Agent may suspend the calculation and publication of the Index Level until the first succeeding Index Business Day that is not an Index Disrupted Day.

On the first Rebalancing Date following one or more consecutive Index Disrupted Days (the first such day being the "**First Index Disrupted Day**" and the last such day being the "**Final Index Disrupted Day**"), the Index Calculation Agent will determine the Index Level in accordance with the methodology set out in "Calculation and Publication of Index Levels" above on the basis that references to any Index Business Day preceding any Rebalancing Date that is an Index Disrupted Day will be deemed to be references to the applicable Index Business Day (that is itself not an Index Disrupted Day) preceding the First Index Disrupted Day.

If the first Rebalancing Date following the Final Index Disrupted Day falls after a Rebalancing Settlement Day and the relevant First Index Disrupted Day falls on or before that Rebalancing Settlement Date, then, for the purposes of calculating the Index Level, references to:

(a) ContractPrice(3, t) will be deemed to be references to ContractPrice(2, t);

(b) ContractPrice(2, t) will be deemed to be references to ContractPrice(1, t); and

(c) ContractPrice(1, t) will be deemed to be the Final Settlement Value of the relevant VIX futures contract expiring on that Rebalancing Settlement Day (as published by the Exchange).

If the period from and including the First Index Disrupted Day to and including the Final Index Disrupted Day includes more than one Rebalancing Settlement Date, the Index Calculation Agent will make such adjustment to the Index Rules, as it determines in good faith are appropriate, to account for that fact.

"**Index Disrupted Day**" means an Index Business Day on which an Index Disruption Event occurs or exists with respect to a VIX futures contract and/or the VIX Index.

An "**Index Disruption Event**" means,

(a) with respect to a VIX futures contract:

    (i) a failure by the Exchange to publish the Closing Price for the VIX futures contract on an Index Business Day or the Final Settlement Value on a Rebalancing Settlement Date (as the case may be); or

    (ii) any event that, in the determination of the Index Calculation Agent, disrupts or impairs the ability of market participants generally to effect transactions in or obtain market values for that VIX futures contract on the Index Business Day. Such events may include, but are not limited to, the occurrence of any of a Trading Disruption, Exchange Disruption or Early Closure; or

(b) with respect to the VIX Index, a failure by the sponsor for the VIX Index to calculate and publish the level for the VIX Index on an Index Business Day.

"**Trading Disruption**" means any suspension of or limitation imposed on trading by the Exchange or otherwise and whether by reason of movements in a price exceeding limits permitted by the Exchange or otherwise in futures (including, without limitation, the VIX futures contracts) or options contracts relating to the VIX Index on any Exchange.

"**Exchange Disruption**" means any event (other than an Early Closure) that disrupts or impairs (as determined by the Index Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for, futures (including, without limitation, the VIX futures contracts) or options contracts relating to the VIX Index on any Exchange.

"**Early Closure**" means the closure on any Index Business Day of the Exchange prior to its scheduled closing time unless such earlier closing time is announced by such exchange(s) at least one hour prior to the actual closing time for the regular trading session on such exchange(s) on that Index Business Day.

**Extraordinary Events with Respect to a VIX Futures Contract**

Certain events, which we refer to as "Extraordinary Events," will cause the Index Calculation Agent to replace or remove any relevant VIX futures contract to which the Index has exposure, or make an adjustment to the Rules as it determines in good faith is appropriate.

### *Successor Futures Contract*

If any VIX futures contract is:

(a) not calculated and quoted by the Exchange but by a successor exchange acceptable to the Index Calculation Agent; or

(b) replaced by a successor futures contract using, in the determination of the Index Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of the relevant VIX futures contract,

then in each case that successor futures contract (the "**Successor Futures Contract**") will replace the relevant VIX futures contract with effect from a date determined by the Index Calculation Agent, who may make such adjustment to the Rules, as it determines in good faith is appropriate, to account for such change.

### *Material Change to a VIX Futures Contract, Cancellation or Non-Publication*

Without prejudice to the ability of the Index Calculation Agent to amend the Rules, if, at any time in respect of any VIX futures contract (the "**Affected Contract**"):

(a) the Index Calculation Agent considers it reasonably necessary to exclude or substitute the Affected Contract to reflect the intention of the Index, including (without prejudice to the generality of the foregoing) changes announced by the Exchange relating to the modification, exclusion, inclusion or substitution of any VIX futures contract;

(b) there is a perception among market participants generally that the published price of the relevant VIX futures contract is inaccurate (and the Exchange fails to correct that level);

(c) any Exchange:

(i) announces that it will make a material change to the definition of any VIX futures contract or in any other way materially modifies that contract (other than a modification prescribed in the definition of that contract); or

(ii) permanently cancels any VIX futures contract and no Successor Futures Contract exists or is otherwise unable or unwilling to publish a level of the VIX futures contract; or

(d) the Index Calculation Agent determines that a Change in Law has occurred in respect of a VIX futures contract,

then the Index Calculation Agent may exclude or substitute the Affected Contract from the Index and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting (a) a replacement futures contract traded on the Exchange or an equivalent exchange and having similar characteristics to the Affected Contract; and (b) the date of such replacement) on such date(s) as selected by the Index Calculation Agent or cease publication of the Index.

"**Change in Law**" means due to the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law) or the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, any action taken by a taxing authority, or any exchange or trading facility), the Index Calculation Agent determines in good faith that it has become illegal to hold, acquire or dispose of the VIX futures contracts.

## Extraordinary Events with Respect to the VIX Index

Certain events, which we refer to as "Extraordinary Events," will cause the Index Calculation Agent to replace or remove the VIX Index, make an adjustment to the Rules as it determines in good faith is appropriate, or cease publication of the Index.

*Successor Base Index*

If the VIX Index is:

(a) not calculated and quoted by the applicable sponsor but by a successor sponsor acceptable to the Index Calculation Agent; or

(b) replaced by a successor index using, in the determination of the Index Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of the VIX Index,

then in each case that successor base index (the "**Successor Base Index**") will replace the VIX Index with effect from a date determined by the Index Calculation Agent who may make such adjustment to the Rules, as it determines in good faith is appropriate, to account for such change.

*Material Change to the VIX Index, Cancellation or Non-Publication*

Without prejudice to the ability of the Index Calculation Agent to amend the Rules, if, at any time in respect of the VIX Index (the "**Affected Base Index**"):

(a) the Index Calculation Agent considers it reasonably necessary to exclude or substitute the Affected Base Index to reflect the intention of the Index, including (without prejudice to the generality of the foregoing) changes announced by the applicable sponsor of the VIX Index relating to the modification, exclusion, inclusion or substitution of the VIX Index;

(b) there is a perception among market participants generally that the published level of the VIX Index is inaccurate (and the applicable sponsor of the VIX Index fails to correct that level); or

(c ) the sponsor of the VIX Index:

(i) announces that it will make a material change in the formula for or the method of calculating the VIX Index or in any other way materially modifies that VIX Index (other than a modification prescribed in the formula or method to maintain the VIX Index in the event of changes in constituent stock and capitalization and other routine events); or

(ii) permanently cancels the VIX Index and no Successor Base Index exists or is otherwise unable or unwilling to publish a level of the VIX Index,

then the Index Calculation Agent may exclude or substitute the Affected Base Index from the Index and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting (a) a replacement base index on the Exchange or an equivalent exchange that has similar characteristics to the Affected Base Index; and (b) the date of such replacement) on such date(s) as selected by the Index Calculation Agent or cease publication of the Index.

*Cancellation of License or Permission*

If in respect of the Index, at any time, any license granted (if required) to the Index Calculation Agent (or its affiliates) to use the VIX Index or other component ("**Affected Component**") for the purposes of the Index terminates, or the Index Calculation Agent's rights to use the VIX Index or other underlying component for the purpose of the Index is otherwise disputed, impaired or ceases (for any reason), the Index Calculation Agent may remove that Affected Component from the Index and may adjust the Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting (a) a replacement base index or other underlying component having similar characteristics to the Affected Component; and (b) the date of such replacement) on such dates as selected by the Index Calculation Agent or cease publication of the Index.

**Amendments to the Rules**

The Rules may be amended from time to time at the discretion of the Index Calculation Agent and will be re-published (in a manner determined by the Index Calculation Agent from time to time) no later than one calendar month following that amendment.

Although the Rules are intended to be comprehensive, ambiguities may arise. If so, the Index Calculation Agent will resolve such ambiguities and, if necessary, amend the Rules to reflect such resolution.

**Corrections**

If, in respect of the Index:

(a) the level or price of any VIX futures contract, the VIX Index, any variable, input or other matter that is used for any calculation relevant to the Index Level for any Index Business Day is subsequently corrected and the correction is published by the Exchange or relevant publication source; or

(b) the Index Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of the Index Level for any Index Business Day,

then the Index Calculation Agent may, if practicable and if it considers such correction material, correct the published Index Level for such day and/or each subsequent Index Business Day and publish (in such manner determined by the Index Calculation Agent) such corrected Index Level(s) as soon as reasonably practicable.

**Index Calculation Agent Determinations**

The Index Calculation Agent will act in good faith and in a commercially reasonable manner with respect to determinations made by it pursuant to the Rules.

All determinations of the Index Calculation Agent pursuant to the Rules with respect to the Index and interpretation of the Rules will be final, conclusive and binding and no person shall be entitled to make any claim against the Index Calculation Agent or any of the Relevant Persons in respect thereof. Neither the Index Calculation Agent nor any Relevant Person will:

(a) be under any obligation to revise any determination or calculation made or action taken for any reason in connection with the Rules or the Index; or

(b) have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) with respect to the Index or with respect to the publication of any Index Level (or failure to publish such level) or any use to which any person may put the Index or the Index Levels.

"**Relevant Person**" means any affiliate or subsidiary of the Index Calculation Agent or their respective directors, officers, employees, representatives, delegates or agents.

## BACKGROUND ON FUTURES CONTRACTS ON THE CBOE VOLATILITY INDEX®

Futures contracts on the VIX Index ("VIX futures contracts") were first launched for trading by the CBOE in 2004.  VIX futures contracts have expirations ranging from the front month consecutively out to the tenth month.  VIX futures contracts allow investors the ability to invest in forward market volatility based on their view of the future direction or movement of the VIX Index.  Investors who believe the implied volatility of the S&P 500® Index will increase may buy VIX futures contracts, expecting that the level of the VIX Index will increase.  Conversely, investors who believe that the implied volatility of the S&P 500® Index will decline may sell VIX futures contracts, expecting that the level of the VIX Index will fall.

VIX futures contracts are reported by Bloomberg L.P. under the ticker symbol "VX."

### Overview of Futures Markets

The Index maintains a synthetic long position in second-month and third-month VIX futures contracts and, when the synthetic short position is activated, a synthetic short position in first-month and second-month VIX futures contracts.  VIX futures contracts are traded on regulated futures exchanges, in the over-the-counter market and on various types of electronic trading facilities and markets.  At present, all of the VIX futures contracts included in the Index are exchange-traded futures contracts.  An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of an underlying asset or financial instrument during a stated delivery month for a fixed price. Because the VIX Index is not a tangible item that can be purchased and sold directly, a VIX futures contract provides for the payment and receipt of cash based on the level of the VIX Index at settlement or liquidation of the VIX futures contract.  A futures contract provides for a specified settlement month in which the cash settlement is made or in which the underlying asset or financial instrument is to be delivered by the seller (whose position is therefore described as "short") and acquired by the purchaser (whose position is therefore described as "long").

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin."  This amount varies based on the requirements imposed by the exchange clearing houses, but it may be lower than 5% of the notional value of the contract.  This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts.

In the United States, futures contracts are traded on organized exchanges, known as "designated contract markets."  At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position, subject to the availability of a liquid secondary market.  This operates to terminate the position and fix the trader's profit or loss.  Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a "futures commission merchant," which is a member of the clearing house.

Unlike equity securities, futures contracts, by their terms, have stated expirations at a specified point in time prior to expiration.  At a specific point in time prior to expiration, trading in a futures contract for the current delivery month will cease.  As a result, a market participant wishing to maintain its exposure to a futures contract on a particular asset or financial instrument with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as "rolling."  For example, a market participant with a long position in a VIX futures contract expiring in November who wishes to maintain a position in the nearest delivery month will, as the November contract nears expiration, sell the November contract, which serves to close out the existing long position, and buy a VIX futures contract expiring in December.  This will "roll" the November position into a December position, and, when the November contract expires, the market participant will still have a long position in the nearest delivery month.

Futures exchanges and clearing houses in the United States are subject to regulation by the Commodity Futures Trading Commission. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances.  Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities.  The structure and nature of trading on non-U.S. exchanges, however, may differ from this description.

**BACKGROUND ON THE CBOE VOLATILITY INDEX[®]**

     We have derived all information contained in this underlying supplement regarding the CBOE Volatility Index[®] (the "VIX Index") including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by, the Chicago Board Options Exchange, Incorporated (the "CBOE").  The VIX Index was developed by the CBOE and is calculated, maintained and published by the CBOE.  The CBOE has no obligation to continue to publish, and may discontinue the publication of, the VIX Index.

     The VIX Index is reported by Bloomberg L.P. under the ticker symbol "VIX."

**Index Overview**

     The VIX Index is a benchmark index designed to measure the market price of 30-day expected volatility of large cap U.S. stocks, and is calculated based on the prices of certain put and call options on the S&P 500[®] Index.  For more information about the S&P 500[®] Index, please see "Background on the S&P 500[®] Index" in this underlying supplement.

     The VIX Index measures the premium paid by investors for certain options linked to the level of the S&P 500[®] Index.  During periods of market instability, the implied level of volatility of the S&P 500[®] Index typically increases and, consequently, the prices of options linked to the S&P 500[®] Index typically increase (assuming all other relevant factors remain constant or have negligible changes).  This, in turn, causes the level of the VIX Index to increase.  The VIX Index has historically had negative correlations to the S&P 500[®] Index.

     The calculation of the VIX Index involves a formula that uses the prices of a weighted series of out-of-the money put and call options on the level of the S&P 500[®] Index ("SPX Options") with two adjacent expiry terms to derive a constant 30-day measure of expected market volatility.  The VIX Index is calculated independent of any particular option pricing model.

**Calculation of the VIX Index Level**

     Although the VIX Index measures the 30-day forward volatility of the S&P 500[®] Index as implied by the SPX Options, 30-day options are available only once a month. To arrive at the VIX Index Level, a broad range of out-of-the money SPX Options expiring on the two closest nearby months ("near-term options" and "next-term options," respectively) are selected to bracket a 30-day calendar period. SPX Options having a maturity of less than eight days are excluded at the outset and, when the near-term options have eight days or less left to expiration, the VIX Index rolls to the second and third contract months in order to minimize pricing anomalies that occur close to expiration. The model-free implied volatility using prices of the near-term options and next-term options are then calculated on a strike price weighted average basis to arrive at a single average implied volatility value for each month. The results of each of the two months are then interpolated to arrive at a single value with a constant maturity of 30 days to expiration.  The VIX Index Level is expressed in percentage points.

     Stock indices, such as the S&P 500[®] Index, are calculated using the prices of their component stocks. Each index employs rules that govern the selection of component securities and a formula to calculate index values.  The VIX Index is a volatility index comprised of options rather than stocks, with the price of each option reflecting the market's expectation of future volatility.  Like conventional indices, the VIX Index employs rules for selecting component options and a formula to calculate index values.

     The generalized formula used in the VIX Index Level calculation:

$$\sigma^2 = \frac{2}{T} \sum_i \frac{\Delta K_i}{K_i^2} e^{RT} Q(K_i) - \frac{1}{T}\left[\frac{F}{K_0} - 1\right]^2$$

    where:

        σ is               VIX Index Level/100 ⇨ VIX Index Level = σ x 100

| T | Time to expiration |
|---|---|
| F | Forward index level derived from index option prices |
| $K_0$ | First strike below the forward index level, F |
| $K_i$ | Strike price of $i^{th}$ out-of-the-money option; a call if $K_i > K_0$ and a put if $K_i < K_0$; both put and call if $K_i = K_0$ |
| $\Delta K_i$ | Interval between strike prices - half the distance between the strike on either side of $K_i$: |

$$\Delta K_i = \frac{K_{i+1} - K_{i-1}}{2}$$

(Note: $\Delta K$ for the lowest strike is simply the difference between the lowest strike and the next higher strike. Likewise, $\Delta K$ for the highest strike is the difference between the highest strike and the next lower strike.)

| R | Risk-free interest rate to expiration |
|---|---|
| $Q(K_i)$ | The midpoint of the bid-ask spread for each option with strike $K_i$. |

**Hypothetical Calculation of VIX Index Level**

The following example illustrates how the VIX Index Level may be calculated in a hypothetical scenario.

*Getting Started*

The VIX Index measures 30-day expected volatility of the S&P 500® Index. The components of the VIX Index are near- and next-term put and call options, usually in the first and second SPX Option contract months. "Near-term" options must have at least one week to expiration; a requirement intended to minimize pricing anomalies that might occur close to expiration. When the near-term options have less than a week to expiration, the VIX Index "rolls" to the second and third SPX Option contract months. For example, on the second Friday in June, the VIX Index would be calculated using SPX options expiring in June and July. On the following Monday, July would replace June as the "near-term" and August would replace July as the "next-term."

In this hypothetical example, the near-term and next-term options have 9 days and 37 days to expiration, respectively, and reflect prices observed at the open of trading – 8:30 a.m. Chicago time. For the purpose of calculating time to expiration, SPX Options are deemed to "expire" at the open of trading on SPX Option settlement day - the third Friday of the month.

Technically, the expiration date for the SPX Options is the "Saturday following the third Friday of the expiration month." In this example, however, expiration is deemed to take place at the determination of the exercise settlement value of the SPX Option, which is based on the opening prices of component securities of the S&P 500® Index.

The VIX Index calculation measures time to expiration, T, in calendar days and divides each day into minutes in order to replicate the precision that is commonly used by professional option and volatility traders. The time to expiration is given by the following expression:

$$T = \{M_{Current\ day} + M_{Settlement\ day} + M_{Other\ days}\}/Minutes\ in\ a\ year$$

where:

$M_{Current\ day}$ = number of minutes remaining until midnight of the current day

$M_{Settlement\ day}$ = number of minutes from midnight until 8:30 a.m. on SPX settlement day

$M_{Other\ days}$ = total number of minutes in the days between current day and settlement day

Using 8:30 a.m. as the time of the calculation, T for the near-term and next-term options, T1 and T2, respectively, is:

$$T1 = \{930 + 510 + 11{,}520\} / 525{,}600 = \textbf{0.0246575}$$
$$T2 = \{930 + 510 + 51{,}840\} / 525{,}600 = \textbf{0.1013699}$$

The risk-free interest rate, R, is the bond-equivalent yield of the U.S. T-bill maturing closest to the expiration dates of relevant SPX options. As such, the VIX Index calculation may use different risk-free interest rates for near- and next-term options. In this example, however, assume that R = 0.38% for both sets of options.

Since many of the interim calculations are repetitive, only representative samples appear below.

### Step 1: Select the options to be used in the VIX Index Level calculation

The selected options are out-of-the-money SPX calls and out-of-the-money SPX puts centered around an at-the-money strike price, K0. Only SPX Options quoted with non-zero bid prices are used in the VIX Index Level calculation.

As volatility rises and falls, the strike price range of options with non-zero bids tends to expand and contract. As a result, the number of options used in the VIX Index Level calculation may vary from month-to-month, day-to-day and possibly, even minute-to-minute.

For each contract month:

- Determine the forward SPX level, F, by identifying the strike price at which the absolute difference between the call and put prices is smallest. The call and put prices in the following table reflect the average of each option's bid / ask quotation. As shown below, the difference between the call and put prices is smallest at the **920** strike for both the near- and next-term options.

| Near-term options | | | | Next-term options | | | |
|---|---|---|---|---|---|---|---|
| Strike Price | Call | Put | Absolute Difference | Strike Price | Call | Put | Absolute Difference |
| 900 | 48.95 | 27.25 | 21.70 | 900 | 73.60 | 52.80 | 20.80 |
| 905 | 46.15 | 29.75 | 16.40 | 905 | 70.35 | 54.70 | 15.65 |
| 910 | 42.55 | 31.70 | 10.85 | 910 | 67.35 | 56.75 | 10.60 |
| 915 | 40.05 | 33.55 | 6.50 | 915 | 64.75 | 58.90 | 5.85 |
| *920* | *37.15* | *36.65* | *0.50* | *920* | *61.55* | *60.55* | *1.00* |
| 925 | 33.30 | 37.70 | 4.40 | 925 | 58.95 | 63.05 | 4.10 |
| 930 | 32.45 | 40.15 | 7.70 | 930 | 55.75 | 65.40 | 9.65 |
| 935 | 28.75 | 42.70 | 13.95 | 935 | 53.05 | 67.35 | 14.30 |
| 940 | 27.50 | 45.30 | 17.80 | 940 | 50.15 | 69.80 | 19.65 |

Using the 920 call and put options in each contract month and the formula,

$$F = \text{Strike Price} + e^{RT} \times (\text{Call Price} - \text{Put Price})$$

the forward index prices, $F_1$ and $F_2$, for the near-term and next-term options, respectively, are:

$$F_1 = 920 + e^{(0.0038 \times 0.0246575)} \times (37.15 - 36.65) = \textbf{920.50005}$$
$$F_2 = 920 + e^{(0.0038 \times 0.1013699)} \times (61.55 - 60.55) = \textbf{921.00039}$$

- Next, determine $K_0$ - the strike price immediately below the forward index level, F - for the near- and next-term options. In this example, $K_0,1 = 920$ and $K_0,2 = 920$.

- Select out-of-the-money put options with strike prices < $K_0$. Start with the put strike immediately lower than $K_0$ and move to successively lower strike prices. Exclude any put option that has a bid price equal to zero (i.e., no bid). As shown below, once two puts with consecutive strike prices are found to have zero bid prices, no puts with lower strikes are considered for inclusion.

| Put Strike | Bid | Ask | Include? |
|---|---|---|---|
| 200 | 0.00 | 0.05 | *Not considered following two zero bids* |
| 250 | 0.00 | 0.05 | |
| 300 | 0.00 | 0.05 | |
| 350 | 0.00 | 0.05 | No |
| 375 | 0.00 | 0.10 | No |
| 400 | 0.05 | 0.20 | Yes |
| 425 | 0.05 | 0.20 | Yes |
| 450 | 0.05 | 0.20 | Yes |

- Next, select out-of-the-money call options with strike prices > $K_0$. Start with the call strike immediately higher than $K_0$ and move to successively higher strike prices, excluding call options that have a bid price of zero. As with the puts, once two consecutive call options are found to have zero bid prices, no calls with higher strikes are considered. (Note that the 1250 call option is not included despite having a nonzero bid price.)

| Call Strike | Bid | Ask | Include? |
|---|---|---|---|
| 1215 | 0.05 | 0.05 | Yes |
| 1220 | 0.05 | 1.00 | Yes |
| 1225 | 0.00 | 1.00 | No |
| 1230 | 0.00 | 1.00 | No |
| 1235 | 0.00 | 0.75 | |
| 1240 | 0.05 | 0.50 | *Not considered following two zero bids* |
| 1245 | 0.05 | 0.15 | |
| *1250* | *0.05* | *0.10* | |
| 1255 | 0.00 | 1.00 | |

- Finally, select both the put and call with strike price $K_0$. Notice that two options are selected at $K_0$, while a single option, either a put or a call, is used for every other strike price.

The following table contains the options used to calculate the VIX Index Level in this example. The VIX Index Level uses the average of quoted bid and ask, or mid-quote, prices for each option selected. The $K_0$ put and call prices are averaged to produce a single value. The price used for the 920 strike in the near-term is, therefore, $(37.15 + 36.65)/2 = 36.90$; and the price used in the next-term is $(61.55 + 60.55)/2 = 61.05$.

| Near term Strike | Option Type | Mid-quote price | Next term Strike | Option Type | Mid-quote Price |
|---|---|---|---|---|---|
| 400 | Put | 0.125 | 200 | Put | 0.325 |

| Near term Strike | Option Type | Mid-quote price | Next term Strike | Option Type | Mid-quote Price |
|---|---|---|---|---|---|
| 425 | Put | 0.125 | 300 | Put | 0.30 |
| 450 | Put | 0.125 | 350 | Put | 0.50 |
| - | - | - | - | - | - |
| 910 | Put | 31.70 | 910 | Put | 56.75 |
| 915 | Put | 33.55 | 915 | Put | 58.90 |
| *920* | *Put/Call Average* | *36.90* | *920* | *Put/Call Average* | *61.05* |
| 925 | Call | 33.30 | 925 | Call | 58.95 |
| 930 | Call | 32.45 | 930 | Call | 55.75 |
| - | - | - | - | - | - |
| 1210 | Call | 0.275 | 1150 | Call | 0.825 |
| 1215 | Call | 0.275 | 1155 | Call | 0.725 |
| 1220 | Call | 0.525 | 1160 | Call | 0.60 |

### *Step 2: Calculate the volatility for both near term and next-term options*

Applying the VIX Index formula described under "— Calculation of the VIX Index Level" to the near-term and next-term options with time to expiration of $T_1$ and $T_2$, respectively, yields:

$$\sigma^2{}_1 = \frac{2}{T_1}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT_1} Q(K_i) \;-\; \frac{1}{T_1}\left[\frac{F_1}{K_0}-1\right]^2$$

$$\sigma^2{}_2 = \frac{2}{T_2}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT_2} Q(K_i) \;-\; \frac{1}{T_2}\left[\frac{F_2}{K_0}-1\right]^2$$

The VIX Index is an amalgam of the information reflected in the prices of all of the selected options. The contribution of a single option to the VIX Index value is proportional to ΔK and the price of that option, and inversely proportional to the square of the option's strike price.

Generally, $\Delta K_i$ is half the distance between the strike prices on either side of $K_i$. For example, ΔK for the next-term 300 Put is 75: $\Delta K_{300\ Put}$ = (350 – 200)/2. At the upper and lower edges of any given strip of options, $\Delta K_i$ is simply the difference between $K_i$ and the adjacent strike price. In this example, the 400 Put is the lowest strike in the strip of near-term options and 425 is the adjacent strike price. Therefore, $\Delta K_{400\ Put}$ = 25 (i.e., 425 – 400).

The contribution of the near-term 400 Put is given by:

$$\frac{\Delta K_{400Put}}{K_{400Put}^2} e^{RT_1} Q(400Put)$$

$$\frac{\Delta K_{400Put}}{K_{400Put}^2} e^{RT_1} Q(400Put) = \frac{25}{400^2} e^{(0.0038\ x\ 0.0246575)} (0.125) = 0.0000195$$

A similar calculation is performed for each option. The resulting values for the near-term options are then summed and multiplied by 2/$T_1$. Likewise, the resulting values for the next-term options are summed and multiplied by 2/$T_2$. The table below summarizes the results for each strip of options in our example:

| Near term Strike | Option Type | Mid-quote Price | Contribution by Strike | Next term Strike | Option Type | Mid-quote Price | Contribution by Strike |
|---|---|---|---|---|---|---|---|

| Near term Strike | Option Type | Mid-quote Price | Contribution by Strike | Next term Strike | Option Type | Mid-quote Price | Contribution by Strike |
|---|---|---|---|---|---|---|---|
| 400 | Put | 0.125 | 0.0000195 | 200 | Put | 0.325 | 0.0008128 |
| 425 | Put | 0.125 | 0.0000173 | 300 | Put | 0.300 | 0.0002501 |
| 450 | Put | 0.125 | 0.0000139 | 350 | Put | 0.500 | 0.0001531 |
| - | - | - | - | - | - | - | - |
| 910 | Put | 31.70 | 0.0001914 | 910 | Put | 56.75 | 0.0003428 |
| 915 | Put | 33.55 | 0.0002004 | 915 | Put | 58.90 | 0.0003519 |
| *920* | *Put/Call Average* | *36.90* | *0.0002180* | *920* | *Put/Call Average* | *61.05* | *0.0003608* |
| 925 | Call | 33.30 | 0.0001946 | 925 | Call | 58.95 | 0.0003446 |
| 930 | Call | 32.45 | 0.0001876 | 930 | Call | 55.75 | 0.0003224 |
| - | - | - | - | - | - | - | - |
| 1210 | Call | 0.275 | 0.0000009 | 1150 | Call | 0.825 | 0.0000031 |
| 1215 | Call | 0.275 | 0.0000009 | 1155 | Call | 0.725 | 0.0000027 |
| 1220 | Call | 0.525 | 0.0000018 | 1160 | Call | 0.600 | 0.0000022 |

$$\frac{2}{T}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT} Q(K_i) \quad = \quad 0.4727799 \qquad\qquad \frac{2}{T}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT} Q(K_i) \quad = \quad 0.3668297$$

Next, calculate $\frac{1}{T}\left[\frac{F}{K_0} - 1\right]^2$ for the near term ($T_1$) and next term ($T_2$):

$$\frac{1}{T_1}\left[\frac{F_1}{K_0} - 1\right]^2 = \frac{1}{0.0246575}\left[\frac{920.50005}{920} - 1\right]^2 = 0.0000120$$

$$\frac{1}{T_2}\left[\frac{F_2}{K_0} - 1\right]^2 = \frac{1}{0.1013699}\left[\frac{921.00039}{920} - 1\right]^2 = 0.0000117$$

*Now calculate $\sigma^2_1$ and $\sigma^2_2$:*

$$\sigma^2_1 = \frac{2}{T_1}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT_1} Q(K_i) \quad - \quad \frac{1}{T_1}\left[\frac{F_1}{K_0} - 1\right]^2 \quad = 0.4727799 - 0.0000120 = \mathbf{0.\,4727679}$$

$$\sigma^2_2 = \frac{2}{T_2}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT_2} Q(K_i) \quad - \quad \frac{1}{T_2}\left[\frac{F_2}{K_0} - 1\right]^2 \quad = 0.3668297 - 0.0000117 = \mathbf{0.3668180}$$

**Step 3: Calculate the 30-day weighted average of $\sigma^2_1$ and $\sigma^2_2$. Then take the square root of that value and multiply by 100 to get the VIX Index Level**

$$VIX\ Index\ Level = 100 \times \sqrt{\left\{ T_1\sigma_1^2 \left[\frac{N_{T_2} - N_{30}}{N_{T_2} - N_{T_1}}\right] + T_2\sigma_2^2 \left[\frac{N_{30} - N_{T_1}}{N_{T_2} - N_{T_1}}\right] \right\} \times \frac{N_{365}}{N_{30}}}$$

When the near-term options have less than 30 days to expiration and the next-term options have more than 30 days to expiration, the resulting VIX Index value reflects an interpolation of $\sigma^2_1$ and $\sigma^2_2$; *i.e.*, each individual weight is less than or equal to 1 and the sum of the weights equals 1.

At the time of the VIX Index "roll," both the near-term and next-term options have more than 30 days to expiration. The same formula is used to calculate the 30-day weighted average, but the result is an extrapolation of $\sigma^2_1$ and $\sigma^2_2$; *i.e.*, the sum of the weights is still 1, but the near-term weight is greater than 1 and the next-term weight is negative (*e.g.*, 1.25 and –0.25).

Returning to the example…

$N_{T1}$ = number of minutes to expiration of the near-term options (12,960)
$N_{T2}$ = number of minutes to expiration of the next-term options (53,280)
$N_{30}$ = number of minutes in 30 days (30 x 1,440 = 43,200)
$N_{365}$ = number of minutes in a 365-day year (365 x 1,440 = 525,600)

VIX Index Level =

$$100 \times \sqrt{\left\{0.0246575 \times 0.4727679 \times \left[\frac{53,280 - 43,200}{53,280 - 12,960}\right] + 0.1013699 \times 0.3668180 \times \left[\frac{43,200 - 12,960}{53,280 - 12,960}\right]\right\} \times \frac{525,600}{43,200}}$$

VIX Index Level = 100 x 0.612179986 = 61.22

**Licensing Agreement with the CBOE and S&P**

We have entered into an agreement with the CBOE and S&P that provides us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the VIX Index in connection with certain securities. The notes are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and the CBOE make no representation, condition or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes. S&P's and the CBOE's only relationship to JPMS and its affiliates, is the licensing of certain trademarks and trade names of S&P, CBOE and the VIX Index which is determined, composed and calculated by CBOE without regard to JPMS and its affiliates or the notes. The CBOE has no obligation to take the needs of JPMS and its affiliates or the owners of the notes into consideration in determining, composing or calculating the VIX Index. S&P and the CBOE are not responsible for and have not participated in the determination of the timing of, prices, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P and the CBOE have no obligation or liability in connection with the administration, marketing or trading of the notes.

**THE CBOE SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE VIX INDEX FROM SOURCES THAT THE CBOE CONSIDERS RELIABLE, BUT S&P AND THE CBOE ACCEPT NO RESPONSIBILITY FOR, AND SHALL HAVE NO LIABILITY FOR, ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P AND THE CBOE DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE VIX INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE CBOE MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE VIX INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE CBOE MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL CONDITIONS AND WARRANTIES IMPLIED BY STATUTE, GENERAL LAW OR CUSTOM WITH RESPECT TO THE VIX INDEX OR ANY DATA INCLUDED THEREIN.**

In addition, (i) the CBOE has no relationship to the notes other than authorizing S&P to grant a license to JPMS and its affiliates to use the VIX Index as the basis for the notes; (ii) the CBOE has no obligation to take the needs of JPMS and its affiliates, purchasers or sellers of the notes or any other persons into consideration in maintaining the VIX Index or modifying the methodology underlying the VIX Index, and (iii) the CBOE has no obligation or liability in connection with the administration, marketing or trading of the VIX Index, the notes or any other investment product of any kind or character that is based thereon.

**"STANDARD & POOR'S®," "S&P®," "S&P 500®," AND "STANDARD & POOR'S 500" ARE TRADEMARKS OF STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC., AND "CBOE VOLATILITY INDEX®" AND "VIX®" ARE TRADEMARKS OF THE CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED. THESE MARKS HAVE BEEN LICENSED FOR USE BY JPMORGAN CHASE BANK, NATIONAL ASSOCIATION AND SUB-LICENSED FOR USE BY JPMORGAN CHASE & CO. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S OR THE CBOE AND STANDARD & POOR'S AND THE CBOE MAKE NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.**

# BACKGROUND ON THE S&P 500® INDEX

We have derived all information contained in this underlying supplement regarding the S&P 500® Index from publicly available information, without independent verification.  This information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC ("S&P").  The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P.  S&P has no obligation to continue to publish, and may discontinue the publication of, the S&P 500® Index.

In July 2012, The McGraw-Hill Companies, Inc. ("McGraw-Hill"), the owner of the S&P Indices business, and CME Group Inc. ("CME Group"), the 90% owner of the CME Group and Dow Jones & Company, Inc. joint venture that owns the Dow Jones Indexes business, formed a new joint venture, S&P Dow Jones Indices, which owns the S&P Indices business and the Dow Jones Indexes business, including the S&P 500® Index.

The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol "SPX."

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets.  The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  The 500 companies are not the 500 largest companies listed on the New York Stock Exchange and not all 500 companies are listed on such exchange.

S&P chooses companies for inclusion in the S&P 500® Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market.  S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.  Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely held and the market value and trading activity of the common stock of that company.

# J.P. Morgan Strategic Volatility Index Series

# Index Rules

J.P.Morgan

17 June 2011, as amended and restated as of November 26, 2013

# PART A

## General Rules

### 1.    This Document

### 1.1    Introduction

This document comprises the rules of the J.P. Morgan Strategic Volatility Index Series, a family of notional rule-based proprietary indices.

The table below sets out each Index comprised in the J.P. Morgan Strategic Volatility Index Series and relevant Parts and Modules of this document that comprise the Index Rules for each Index:

| Index | Index Rules – applicable Parts and Module |
|---|---|
| J.P. Morgan Strategic Volatility Index | Part A, Part B and Module 1.0 |

This Part A sets out the general rules applicable to each Index.  The other applicable Part for the Index:

(a)    sets out the rules of the strategy applicable to the Index; and

(b)    contains the Applicable Module that sets out the specific information pertaining to the Index such as (among other information): (1) the name of the Index and Bloomberg ticker; (2) the Futures Contract(s) referenced in the Index; and (3) other specific rules (if any) applicable to the Index.

### 1.2    Publication and availability of the Index Rules

The Index Rules are published by J.P. Morgan Securities plc of 25 Bank Street, Canary Wharf, London, E14 5JP, UK in its capacity as Index Calculation Agent of the Indices.

The Index Calculation Agent may, in its discretion, publish only the Index Rules applicable to one or more of the Indices by removing the Parts and Modules from this document that do not apply to such Indices and amending section 1.1 above as necessary.

Copies of the Index Rules may be obtained by holders of investments linked to one or more Indices free of charge on request to the Index Calculation Agent.

### 1.3    Amendments

The Index Rules for an Index may be amended from time to time at the discretion of the Index Calculation Agent and will be re-published (in a manner determined by the Index Calculation Agent from time to time) no later than one calendar month following such amendment.

Although the Index Rules are intended to be comprehensive, ambiguities may arise. If so, the Index Calculation Agent will resolve such ambiguities and, if necessary, amend the Index Rules to reflect such resolution.

### 1.4    No offer of securities

The Index Rules neither constitute an offer to purchase or sell securities nor specific advice of whatever form (tax, legal, accounting or regulatory) in respect of any investment strategy or investment that may be linked to an Index.

### 2.    Indices are synthetic

The Indices are constructed on notional or synthetic exposure to the Futures Contracts referenced in the Indices because there is no actual portfolio of Futures Contracts or assets to which any person is entitled or in which any person has any ownership interest. The Indices merely identify certain Futures Contracts and rules-based trading strategies, the performances of which are used as a reference point for the purposes of calculating the level of each Index.

### 3.    Index Calculation Agent

### 3.1    Identity

J.P. Morgan Securities plc or any affiliate, subsidiary or third party designated by it will act as calculation agent in connection with each Index (the **"Index Calculation Agent"**).

### 3.2 Index Calculation Agent standards

The Index Calculation Agent shall act in good faith and in a commercially reasonable manner in respect of determinations made by it pursuant to the Index Rules.

### 3.3 Index Calculation Agent determinations

All determinations of the Index Calculation Agent pursuant to the Index Rules in respect of an Index and interpretation of the Index Rules shall be final, conclusive and binding and no person shall be entitled to make any claim against the Index Calculation Agent or any of the Relevant Persons in respect thereof. Neither the Index Calculation Agent nor any Relevant Person shall:

(a)     be under any obligation to revise any determination or calculation made or action taken for any reason in connection with the Index Rules or an Index; or

(b)     have any responsibility to any person (whether as a result of negligence or otherwise) for any determinations made or anything done (or omitted to be determined or done) in respect of any Index or in respect of the publication of any Index Level (or failure to publish such level) or any use to which any person may put an Index or the Index Levels.

## 4. Calculation of Index Levels

### 4.1 Base Level and Base Date

The Base Level and Base Date of an Index are specified in the Applicable Module.

### 4.2 Publication of Index Levels

Subject to the occurrence of a Market Disruption Event, in respect of each Index, the Index Calculation Agent shall calculate and publish (in a manner determined by the Index Calculation Agent from time to time) the level of the Index (the "**Index Level**") in respect of each Index Business Day. All Index Levels are rounded to 2 decimal places before being published and calculated in the Currency of the Index.

## 5. Corrections in respect of Indices

If, in respect of an Index:

(a)     the level or price of any Futures Contract, the Base Index, variable, input or other matter which is used for any calculation relevant to the Index Level for any Index Business Day is subsequently corrected and the correction is published by the Relevant Exchange or relevant publication source; or

(b)     the Index Calculation Agent identifies an error or omission in any of its calculations or determinations in respect of the Index Level for any Index Business Day,

then, the Index Calculation Agent may, if practicable and it considers such correction material, correct the published Index Level for such day and/or each subsequent Index Business Day and publish (in such manner determined by the Index Calculation Agent) such corrected Index Level(s) as soon as reasonably practicable.

## 6. Extraordinary Events – Futures Contract

### 6.1 Successor Futures Contract

If, in respect of an Index, any Futures Contract is:

(a)     not calculated and quoted by the Relevant Exchange but by a successor exchange acceptable to the Index Calculation Agent; or

(b)     replaced by a successor futures contract using, in the determination of the Index Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of the relevant Futures Contract,

then in each case that successor futures contract (the "**Successor Futures Contract**") shall replace the relevant Futures Contract with effect from a date determined by the Index Calculation Agent who may make such adjustment to the Index Rules, as it determines in good faith is appropriate, to account for such change.

## 6.2 Material change to Futures Contracts, cancellation or non-publication

Without prejudice to the ability of the Index Calculation Agent to amend the Index Rules (see section 1), if, at any time in respect of any Futures Contract (the "**Affected Contract**"):

(a)     the Index Calculation Agent considers it reasonably necessary to exclude or substitute the Affected Contract to reflect the intention of the relevant Index, including (without prejudice to the generality of the foregoing) changes announced by the Relevant Exchange relating to the modification, exclusion, inclusion or substitution of any Futures Contracts;  or

(b)     there is a perception among market participants generally that the published price of the relevant Futures Contract is inaccurate (and the Relevant Exchange fails to correct such level); or

(c)     any Relevant Exchange:

   (i)     announces that it will make a material change to the definition of any Futures Contract or in any other way materially modifies such contract (other than a modification prescribed in the definition of such contract); or

   (ii)     permanently cancels any Futures Contract and no Successor Futures Contract exists or is otherwise unable or unwilling to publish a level of the Futures Contract; or

(d)     the Index Calculation Agent determines that a Change in Law has occurred in respect of a Futures Contract,

then the Index Calculation Agent may exclude or substitute the Affected Contract from the relevant Index and may adjust the Index Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting (a) a replacement futures contract traded on the Relevant Exchange or an equivalent exchange and having similar characteristics to the Affected Contract; and (b) the date of such replacement) on such date(s) as selected by the Index Calculation Agent or cease publication of the affected Index.

## 7.     Extraordinary Events – Base Index

## 7.1     Successor Base Index

If, in respect of an Index, the Base Index is:

(a)     not calculated and quoted by the applicable sponsor but by a successor sponsor acceptable to the Index Calculation Agent; or

(b)     replaced by a successor index using, in the determination of the Index Calculation Agent, the same or substantially similar formula and method of calculation as used in the calculation of the relevant Base Index,

then in each case that successor base index (the "**Successor Base Index**") shall replace the relevant Base Index with effect from a date determined by the Index Calculation Agent who may make such adjustment to these Index Rules, as it determines in good faith is appropriate, to account for such change.

## 7.2     Material change to Base Index, cancellation or non-publication

Without prejudice to the ability of the Index Calculation Agent to amend the Index Rules (see section 1), if, at any time in respect of any applicable Base Index (the "**Affected Base Index**"):

(a)     the Index Calculation Agent considers it reasonably necessary to exclude or substitute the Affected Base Index to reflect the intention of the relevant Index, including (without prejudice to the generality of the foregoing) changes announced by the applicable sponsor of the Base Index relating to the modification, exclusion, inclusion or substitution of any Base Index; or

(b)     there is a perception among market participants generally that the published level of the relevant Base Index is inaccurate (and the applicable sponsor of the Base Index fails to correct such level); or

(c)     the sponsor of any applicable Base Index:

   (i)     announces that it will make a material change in the formula for or the method of calculating the Base Index or in any other way materially modifies that Base Index (other than a modification prescribed in the formula or method to maintain that Base Index in the event of changes in constituent stock and capitalization and other routine events); or

   (ii)     permanently cancels the Base Index and no Successor Base Index exists or is otherwise unable or unwilling to publish a level of the Base Index, then the Index Calculation Agent may exclude or substitute the Affected Base Index from the relevant Index and may adjust the Index Rules as it determines in good faith to be appropriate to account for such change(s) (including, without limitation, selecting (a) a replacement base index on the Relevant Exchange or an equivalent exchange and having similar characteristics to the Affected Base Index; and (b) the date of such replacement) on such date(s) as selected by the Index Calculation Agent or cease publication of the Affected Base Index.

## 7.3 Cancellation of license or permission

If in respect of an Index, at any time, any license granted (if required) to the Index Calculation Agent (or its affiliates) to use any Base Index or other component ("**Affected Component**") for the purposes of the Index terminates, or the Index Calculation Agent's rights to use the Base Index or other underlying component for the purpose of the Index is otherwise disputed, impaired or ceases (for any reason), the Index Calculation Agent may remove such Affected Component from the Index and may adjust the Index Rules as it determines in good faith to be appropriate to account for such change(s) including, without limitation, selecting (a) a replacement base index or other underlying component having similar characteristics to the Affected Component; and (b) the date of such replacement) on such dates as selected by the Index Calculation Agent or cease publication of the affected Index.

## 8    Definitions

In respect of each Index, the capitalized terms defined below shall have the following meanings in the Index Rules:

*"Applicable Module"* means the Module which is applicable to the Index as specified in the table in section 1.1 above;

*"Applicable Parts"* means the Part(s) which are applicable to the Index as specified in the table in section 1.1 above;

*"Applicable Parts / Module"* means the Parts and Module which are applicable to the Index as specified in the table in section 1.1 above;

*"Base Date"* means the date specified in the Applicable Parts / Module;

*"Base Index"* the index as specified in the Applicable Parts / Module;

*"Base Level"* means the level specified in the Applicable Parts / Module;

"*Change in Law*" means due to the adoption of, or any change in, any applicable law, regulation or rule (including, without limitation, any tax law) or the promulgation of, or any change in, the interpretation, application, exercise or operation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, any action taking by a taxing authority, or any exchange or trading facility), the Index Calculation Agent determines in good faith that it has become illegal to hold, acquire or dispose of the Futures Contracts;

*"Closing Price"* means, in respect of a Futures Contract and Index Business Day, the official settlement price (howsoever described in the rules of the Relevant Exchange) for the Futures Contract published by the Relevant Exchange;

*"Currency of the Index"* means the currency specified as such in the Applicable Module;

*"Disrupted Day"* means, in respect of an Index and an Index Business Day, the occurrence or existence of a Market Disruption Event in respect of a Futures Contract and/or the Base Index;

*"Early Closure"* means, the closure on any Index Business Day of the Relevant Exchange prior to its scheduled closing time unless such earlier closing time is announced by such exchange(s) at least one hour prior to the actual closing time for the regular trading session on such exchange(s) on such Index Business Day;

*"Exchange Disruption"* means, any event (other than an Early Closure) that disrupts or impairs (as determined by the Index Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for, futures (including, without limitation, the Futures Contracts) or options contracts relating to the Base index on any Relevant Exchange;

*"Final Settlement Value"* in respect of a Futures Contract and a Rebalancing Settlement Date, the final settlement value (howsoever described in the rules of the Relevant Exchange) for the Futures Contract as published by the Relevant Exchange;

*"Futures Contract"* means the futures contract(s) in respect of the Base Index as specified in the Applicable Parts / Module;

*"Index Business Day"* or "**Index Business Day (t)**" means the index business days specified as such in the Applicable Module, subject to adjustment in accordance with the Index Rules;

*"Index Calculation Agent"* means J.P. Morgan Securities plc or any affiliate, subsidiary or delegate designated by it in accordance with section 3.1 of this Part A;

*"Index"* means each Index specified in the table in section 1.1 above;

*"Index Level"* has the meaning given in section 4.2 of this Part A;

*"Index Rules"* means the relevant Parts and Modules of the document that comprise the Index Rules for the Index as specified in the table in section 1.1 above;

*"Market Disruption Event"* means, in respect of:

(a)        a Futures Contract:

        (i)        a failure by the Relevant Exchange to publish the Closing Price for the Futures Contract on an Index Business Day or the Final Settlement Value on a Rebalancing Settlement Date (as the case may be); or

        (ii)        any event that, in the determination of the Index Calculation Agent, disrupts or impairs the ability of market participants generally to effect transactions in or obtain market values for such Futures Contract on the Index Business Day. Such events may include, but are not limited to, the occurrence of any of a Trading Disruption, Exchange Disruption or Early Closure; or

(b)        a Base Index, a failure by the sponsor for the Base Index to calculate and publish the level for the Base Index on an Index Business Day;

*"Module"* means the Module of this document applicable to the Index as specified in the table in section 1.1 above;

*"Part"* means the Parts of this document applicable to the Index as specified in the table in section 1.1 above.

*"Relevant Exchange"* in respect of an Index, the relevant exchange or quotation system specified in the Applicable Parts / Module;

*"Relevant Persons"* means any affiliate or subsidiary of the Index Calculation Agent or their respective directors, officers, employees, representatives, delegates or agents;

*"Trading Disruption"* means any suspension of or limitation imposed on trading by the Relevant Exchange or otherwise and whether by reason of movements in a price exceeding limits permitted by the Relevant Exchange or otherwise in futures (including, without limitation, the Futures Contracts) or options contracts relating to the Base Index on any Relevant Exchange.

## Notices, Disclaimers and Conflicts

The Index Calculation Agent does not endorse or make any representation or warranty, express or implied, in connection with any security, transaction or other investment (each a "**Product**") that references the Index. Furthermore, the Index Calculation Agent does not have any obligation or liability in connection with the administration, marketing or trading of any such Product.

No one may reproduce or disseminate the information contained in this document or an Index Level (as applicable) without the prior written consent of the Index Calculation Agent. This document is not intended for distribution to, or use by, any person in a jurisdiction where such distribution is prohibited by law or regulation.

The Index is the exclusive property of the Index Calculation Agent and the Index Calculation Agent retains all proprietary rights in the Index.

Potential conflicts of interest may exist in the structure and operation of the Index and the conduct of normal business activities of the Index Calculation Agent or any Relevant Person.

During the course of their businesses, the Index Calculation Agent and any Relevant Person may enter into or promote, offer or sell transactions or investments (structured or otherwise) that reference the Index or any component of the Index. In addition, the Index Calculation Agent and any Relevant Person may have, or may have had, interests or positions, or may buy, sell or otherwise trade positions in or relating to the Index or any component of the Index, or may invest or engage in transactions with other persons, or on behalf of such persons, relating to any of these. Such activity could give rise to a conflict of interest, and such conflict may have an impact, positive or negative, on the Index Level. The Index Calculation Agent and the Relevant Persons do not have any duty (a) to consider the circumstances of any person when participating in such transactions or (b) to conduct themselves in a manner that is favorable to anyone with exposure to the Index.

The Index Calculation Agent is under no obligation to continue the calculation, publication or dissemination of the Index.

The foregoing notices, disclaimers and conflicts disclosure is not intended to be exhaustive. Anyone reading these Index Rules should seek such advice as they consider necessary from their professional advisors, legal, tax or otherwise, without reliance on the Index Calculation Agent or any Relevant Person to satisfy them that they fully understand these Index Rules and the risks associated with the Index.

These Index Rules have been developed with the possibility of the Index Calculation Agent or any of the Relevant Persons entering into or promoting, offering or selling transactions or investments (structured or otherwise) linked to one or more Indices and the hedging of such transactions or investments in any manner that they see fit.

**THIS DOCUMENT IS IMPORTANT. YOU SHOULD NOT INVEST IN A PRODUCT LINKED TO AN INDEX UNLESS YOU HAVE ENSURED THAT YOU FULLY UNDERSTAND THE NATURE OF SUCH AN INVESTMENT AND THE RISKS INVOLVED AND ARE SATISFIED THAT THE INVESTMENT IS SUITED TO YOUR CIRCUMSTANCES AND OBJECTIVES. IF YOU ARE IN ANY DOUBT ABOUT THIS YOU SHOULD TAKE ADVICE FROM AN APPROPRIATELY QUALIFIED ADVISER. EVEN IF YOU ARE A HIGHLY SOPHISTICATED INVESTOR WHO REGULARLY TRANSACTS IN PRODUCTS LINKED TO INDICES OF THIS TYPE, YOU ARE STRONGLY ADVISED TO TAKE SUCH ADVICE IN ANY EVENT.**

## Part B

## J.P. Morgan Strategic Volatility Index

### 1.    Introduction

This Part B applies to each of the Indices in the Modules to this Part B (each an **"Index"** and together the **"Indices"**).  The Index Rules of each Index are comprised of Part A of this document, this Part B and the Applicable Module to this Part B.

The Indices model returns from combining a systematic long and an opportunistic short synthetic exposure to the Futures Contracts that are rolled continuously throughout the period between the settlement dates for the various Futures Contracts.

The synthetic long exposure to the Futures Contracts measures the return from a rolling long position in the second and third month Futures Contracts. Subject to the occurrence of a Market Disruption Event, the long exposure in the Indices rolls continuously throughout each month from the second month Futures Contract into the third month Futures Contract.

The synthetic short exposure to the Futures Contracts measures the return from a rolling short position in the first and second month Futures Contracts and is only activated when volatility term structure is upward sloping.  The short exposure is partially increased (or decreased) following three consecutive days of the Base Index being below (or above) the rolling average of the first and second Futures Contracts, with the size of the increase (or decrease) in exposure for each subsequent Index Business Day being equal to 20% (and subject to an overall maximum short exposure of 100% and a minimum short exposure of 0%). If no such condition is met, the short position is rolled over with the same exposure as the previous Index Business Day.  Subject to the occurrence of a Market Disruption Event, the short exposure in the Indices rolls continuously throughout each month from the first month Futures Contract into the second month Futures Contract.

For each Index, the Applicable Module sets out (among other things) the:

- Name of the Index and Bloomberg ticker;
- Base Index;
- Index Business Days of the Index;
- Rebalancing Settlement Dates; and
- Adjustment Factor of the Index.

### 2.    Futures Contracts

The table below sets out the futures contracts in respect of the Base Index (each a "**Futures Contract**"), together with the applicable "**Contract Letter**", and "**Settlement Month**".

Each Futures Contract expires on the Rebalancing Settlement Date occurring in the Settlement Month specified in the table.   For example, a Futures Contract with the Contract Letter "J" expires in Settlement Month April.

Each row in the table provides the applicable Contract Letter for each Futures Contract (i = 1, 2, 3) by reference to the month in which the relevant Rebalancing Period ends.  For example, the Contract Letter for Futures Contract (i = 3) for the Rebalancing Period ending in June is "Q".

In the first table below, references to Futures Contract(s) (i=1, 2, 3) are to the futures contract(s) by reference to the month in which the relevant Rebalancing Period ends.  For example, Futures Contract (i=1) means the Futures Contract expiring at the end of the current Rebalancing Period and Futures Contract (i=2) means the Futures Contract expiring at the end of the Rebalancing Period immediately following the current Rebalancing Period.

In respect of a Rebalancing Period, the number applicable to the Futures Contract (ie i=1, 2, 3) applies to such Futures Contract up to and including the Rebalancing Settlement Date which occurs at the end of that Rebalancing Period.

Table: Futures Contracts

| Futures Contract[s] | The month in which the Rebalancing Period ends | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec |
| Futures Contract (i=1) | F | G | H | J | K | M | N | Q | U | V | X | Z |
| Futures Contract (i= 2) | G | H | J | K | M | N | Q | U | V | X | Z | F |
| Futures Contract (i=3) | H | J | K | M | N | Q | U | V | X | Z | F | G |

| Contract Letter | F | G | H | J | K | M | N | Q | U | V | X | Z |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Settlement Month | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec |

## 3.      Rebalancing Period

The Futures Contracts referenced in the Index are rebalanced on each Rebalancing Date from, and including one Rebalancing Settlement Date to, but excluding, the next Rebalancing Settlement Date (each such period, a "**Rebalancing Period**").   The initial Rebalancing Period commenced on, and included, the Base Date.

## 4.      Calculation of Index Levels

Subject to the occurrence of a Market Disruption Event, the Index Level ("*Index (t)*") for each Index shall be calculated in respect of each Index Business Day as follows:

*Index (t) = Index (t-1) * (1 + Return (t))*

Where:

**Index (t-1)** means the Index Level published by the Index Calculation Agent in respect of the immediately preceding Index Business Day that is not a Disrupted Day

*Return (t) = (GrossIndex(t)/ GrossIndex(t-1)) -1 – (Rebal Fut (t-1) * R) – ASRR Deduction (t) – (A * n(t-1,t) / 360)*

Where:

GrossIndex(t) = GrossIndex(t-1) * (1+Long Return(t) – I(t-1)* Short Return(t))

If Index Business Day (t-1) was a Rebalancing Settlement Date, then:

**Short Return (t)** = DCRP (1, t) / DCRP (2,t-1) -1

**Long Return (t)** = DCRP (2, t) / DCRP (3,t-1) -1

Where:

**DCRP (i, t)** means the Daily Contract Reference Price of the i-th Futures Contract on Index Business Day (t)

**Daily Contract Reference Price** means either: (a) in respect of any Index Business Day that is a Rebalancing Settlement Date, the Final Settlement Value; or (b) in respect of any other Index Business Day, the Closing Price of the Futures Contract.

If Index Business Day (t-1) was not a Rebalancing Settlement Date:

**Short Return (t)** = CRW (1, t-1) * DCRP (1, t) / DCRP (1,t-1) + CRW (2,t-1) * DCRP (2, t) / DCRP (2,t-1) -1

**Long Return (t)** = CRW (1, t-1) * DCRP (2, t) / DCRP (2,t-1) + CRW (2,t-1) * DCRP (3, t) / DCRP (3,t-1) -1

Where:

**CRW (1, t)** = dr / dp,

**CRW (2, t)** = (dp-dr) / dp

The reference above to CRW "1" or "2" is to the closest and the next following Futures Contracts that are referred to in the relevant provision. For example, in the calculation of the Long Return, "1" is a reference to Futures Contract (i=2) and "2" is a reference to Futures Contract (i=3).

**dp** is the total number of Index Business Days in the Rebalancing Period in which the Index Business Day (t) falls (irrespective of whether any such day(s) are or become subject to a Market Disruption Event);

**dr** is the total number of Index Business Days from, and including, the Index Business Day (t) to, but excluding, the next Rebalancing Settlement Date (irrespective of whether any such day(s) are or become subject to a Market Disruption Event);

**I(t-1)** is the signal utilised to determine the exposure (if any) to the Short Return by reference to Index Business Day (t-1) and is calculated as follows:

(i)        if in respect of all Index Business Days t-j (where j = 2, 3 and 4) the Base Index Level in respect of each Index Business Day (t-j) is greater than or equal to an amount calculated as follows:

        **CRW(1, t-j) * DCRP (1, t - j) + CRW(2, t-j) * DCRP(2, t – j)**

        then, I(t-1) = MAX[0, I(t-2)-20%],

(ii)       if in respect of all Index Business Days t-j (where j = 2, 3 and 4) the Base Index Level in respect of each Index Business Day (t-j) is less than an amount calculated as follows:

        **CRW(1, t-j) * DCRP (1, t - j) + CRW(2, t-j) * DCRP(2, t – j)**

        then, I(t-1) = MIN[1, I(t-2)+20%], *and*

(iii)      if in respect of any Index Business Day (t-1) the conditions in (i) and (ii) have not been satisfied:

        then, I(t-1)=I(t-2).

**Index Business Day (t-1)** means in respect of Index Business Day (t), the Index Business Day immediately preceding Index Business Day (t) that is not a Disrupted Day.

**Index Business Day (t-j)** (where j = 2, 3, 4) means each of the three Index Business Days that are not Disrupted Days immediately preceding Index Business Day (t-1).

**Base Index Level** means, in respect of an Index Business Day, the official closing level of the Base Index published by the sponsor of the Base Index in respect of the relevant Index Business Day.

**R** means, in respect of an Index Business Day, the notional Rebalancing Adjustment Factor as specified in the Applicable Module, determined by reference to the Base Index on Index Business Day (t-1).

**A** means the notional Adjustment Factor as specified in the Module for the Index; and

**n(t-1,t)** is the number of calendar days from, and including Index Business Day (t-1) to, but excluding, Index Business Day (t);

**Rebal Fut (t-1)** refers to the proportion of the relevant Futures Contracts notionally rebalanced between Index Business Day (t-1) and Index Business Day (t) and is calculated as follows:

**Rebal Fut (t-1) = |Rebal Fut (1,t-1)| + |Rebal Fut (2,t-1)| + |Rebal Fut (3,t-1)|**

Where:

If Index Business Day (t-1) is not a Rebalancing Settlement Date:

$$\mathrm{Re}\,balFut(1,t-1) = -CRW(1,t-1)\times I(t-1)\times\frac{DCRP(1,t)}{DCRP(1,t-1)}\times\frac{GrossIndex(t-1)}{GrossIndex(t)}+CRW(1,t)\times I(t)$$

$$\mathrm{Re}\,balFut(2,t-1) = \left[-CRW(2,t-1)\times I(t-1)+CRW(1,t-1)\right]\times\frac{DCRP(2,t)}{DCRP(2,t-1)}\times\frac{GrossIndex(t-1)}{GrossIndex(t)}$$
$$-\left[-CRW(2,t)\times I(t)+CRW(1,t)\right]$$

$$\mathrm{Re}\,balFut(3,t-1) = CRW(2,t-1)\times\frac{DCRP(3,t)}{DCRP(3,t-1)}\times\frac{GrossIndex(t-1)}{GrossIndex(t)}-CRW(2,t)$$

If Index Business Day (t-1) was a Rebalancing Settlement Date

$$\mathrm{Re}\,balFut(1,t-1) = -I(t-1)\times\frac{DCRP(1,t)}{DCRP(2,t-1)}\times\frac{GrossIndex(t-1)}{GrossIndex(t)}+CRW(1,t)\times I(t)$$

$$\mathrm{Re}\,balFut(2,t-1) = \frac{DCRP(2,t)}{DCRP(3,t-1)}\times\frac{GrossIndex(t-1)}{GrossIndex(t)}-\left[-CRW(2,t)\times I(t)+CRW(1,t)\right]$$

$$\mathrm{Re}\,balFut(3,t-1) = CRW(2,t)$$

**ASRR Deduction (t)** is the "Additional Short Related Rebalancing Deduction" and is applied when there is a change in the size of the exposure of the Index to the Short Return between Index Business Day (t) and Index Business Day (t-1) and is determined as follows:

**ASRR Deduction (t)** = |I(t)- I(t-1)| * R

If (x) the Index Level calculated pursuant to this section (other than this sentence) in respect of an Index Business Day is equal to zero or a negative number or (y) if the immediately preceding Index Level that was determined pursuant to this section is a Re-Calculated Level equal to zero or a negative number and the Index Level calculated pursuant to this section in respect of an Index Business Day is equal to a positive number, then the Index Calculation Agent shall use zero as the value of the Rebalancing Adjustment Factor and re-calculate the Index Level in respect of such Index Business Day (the "**Re-Calculated Level**"), and such Re-Calculated Level shall be the Index Level for such Index Business Day for all purposes.

If the Index Calculation Agent determines a Re-Calculated Level for an Index Business Day and if such Re-Calculated Level is equal to zero or a negative number, then the Index Level for each subsequent Index Business Day will equal such value (whether zero or a negative number) and the formulas in this section shall not be used to calculate the Index Level for any subsequent Index Business Day.

## 5. Market Disruption Events

*Determination of Index Level*

Notwithstanding the remainder of this section, if any Index Business Day is a Disrupted Day then the Index Calculation Agent may suspend the calculation and publication of the Index Level until the first succeeding Index Business Day which is not a Disrupted Day.

*Rebalancing Dates*

On the first Rebalancing Date following one or more consecutive Disrupted Days (the first such day being the "**First Disrupted Day**" and the last such date being the "**Final Disrupted Day**"), the Index Calculation Agent will determine the Index Level in accordance with the methodology set out in Section 4 of this Part B on the basis that references to Index Business Day (t-1, t-2 , t-3 and t-4 ) shall be deemed to be references to the Index Business Days (that are themselves not Disrupted Days) occurring on such day or days prior to the First Disrupted Day.

If the first Rebalancing Date following the Final Disrupted Day falls after a Rebalancing Settlement Day and the relevant First Disrupted Day falls on or before such Rebalancing Settlement Date then for the purposes of calculating the Index Level references to:

DCRP (3,t) shall be deemed to be references to DCRP(2,t);

DCRP (2,t) shall be deemed to be references to DCRP(1,t); and

DCRP(1,t) shall be deemed to be the Final Settlement Value of the relevant Futures Contract expiring on that Rebalancing Settlement Day (as published by the Relevant Exchange).

If the period from and including the First Disrupted Day to and including the Final Disrupted Day includes more than one Rebalancing Settlement Date, the Index Calculation Agent shall make such adjustments to these Index Rules, as it determines in good faith are appropriate, to account for such fact.

## Module B1.0: J.P. Morgan Strategic Volatility Index

This Module B1.0 sets out the specific information pertaining to the J.P. Morgan Strategic Volatility Index.

| | | |
|---|---|---|
| Name of Index | JPMorgan Strategic Volatility Index | |
| Bloomberg ticker | JPUSSTVL <Index> | |
| Currency of the Index | US Dollar | |
| Base Index | The CBOE Volatility Index (Bloomberg Code: VIX Index) | |
| Index Business Days | Each day (other than a Saturday or Sunday) on which the Relevant Exchange(s) in respect of each Futures Contract and the Base Index are all open for trading during its or their regular trading sessions | |
| Relevant Exchange | Means, as at the Base Date, the Chicago Board Options Exchange or any successor thereof or otherwise any exchange on which any Successor Futures Contract is traded or Base Index is listed (as the case may be) from time to time | |
| Rebalancing Settlement Dates | Means, in respect of a Futures Contract, the final settlement date (or howsoever it is called) as published by the Relevant Exchange | |
| Rebalancing Date | Means each Index Business Day occurring during a Rebalancing Period | |
| Adjustment Factor | 0.75% per annum | |
| Rebalancing Adjustment Factor ("R") utilized for Index Business Day (t).<br><br>The Rebalancing Adjustment Factor is referenced in the formula for Return (t) and ASRR Deduction (t).<br>The Rebalancing Adjustment Factor is not a per annum amount and is applied to (i) Rebal Fut (t-1) (being the proportion of Futures Contracts notionally rebalanced between Index Business Day (t) and Index Business Day (t-1) and (ii) the absolute value of the difference between I(t) and I(t-1). | Base Index Level on Index Business Day (t-1) | Rebalancing Adjustment Factor |
| | =< 35 | 0.20% |
| | =< 50 and > 35 | 0.30% |
| | =< 70 and > 50 | 0.40% |
| | > 70 | 0.50% |
| Base Date | 19 September 2006 | |
| Base Level | 100.00 | |

## Disclaimers

### The CBOE Volatility Index (the VIX Index)

The J.P. Morgan Macro Hedge Indices described in this document (each a "**JPMorgan Index**") are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("**S&P**") or the Chicago Board Options Exchange, Incorporated ("**CBOE**"). S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of any investment product linked to the JPMorgan Index or any member of the public regarding the advisability of investing in securities generally or in any investment product linked to the JPMorgan Index particularly or the ability of the VIX to measure the volatility of returns of the S&P 500 Index. S&P's and CBOE's only relationship to J.P. Morgan is the licensing of certain trademarks and trade names of S&P, CBOE and the VIX which is determined, composed and calculated by CBOE without regard to J.P. Morgan or the JPMorgan Index. CBOE has no obligation to take the needs of J.P. Morgan or the owners of any investment product linked to the JPMorgan Index into consideration in determining, composing or calculating the VIX. S&P and CBOE are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the JPMorgan Index to be issued or in the determination or calculation of the equation by which the JPMorgan Index is to be converted into cash. S&P and CBOE have no obligation or liability in connection with the administration, marketing or trading of the JPMorgan Index.

CBOE SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE VIX FROM SOURCES THAT CBOE CONSIDERS RELIABLE, BUT S&P AND CBOE ACCEPT NO RESPONSIBILITY FOR, AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P AND CBOE DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE VIX OR ANY DATA INCLUDED THEREIN. S&P AND CBOE MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE VIX OR ANY DATA INCLUDED THEREIN. S&P AND CBOE MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL CONDITIONS AND WARRANTIES IMPLIED BY STATUTE, GENERAL LAW OR CUSTOM WITH RESPECT TO THE VIX OR ANY DATA INCLUDED THEREIN. In addition, (i) CBOE has no relationship to the VIX or the JPMorgan Index other than authorizing S&P to grant a license to J.P. Morgan to use the VIX as the basis for the JPMorgan Index; (ii) CBOE has no obligation to take the needs of J.P. Morgan, purchasers or sellers of any investment product linked to the performance of the JPMorgan Index or any other persons into consideration in maintaining the VIX or modifying the methodology underlying the VIX and (iii) CBOE has no obligation or liability in connection with the administration, marketing or trading of the VIX, the JPMorgan Index or any other investment product of any kind or character that is based thereon.

## The VSTOXX Index

STOXX and its licensors (the "**Licensors**") have no relationship to J.P. Morgan, other than the licensing of the VSTOXX Index® and the related trademarks for use in connection with the J.P. Morgan Macro Hedge Indices (each a "**JPMorgan Index**").

STOXX and its Licensors do <u>not</u>:

- Sponsor, endorse, sell or promote the JPMorgan Index.
- Recommend that any person invest in investment products linked to the performance of the JPMorgan Index or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the JPMorgan Index.
- Have any responsibility or liability for the administration, management or marketing of the JPMorgan Index.
- Consider the needs of the JPMorgan Index or the owners of any investment products linked to the performance of the JPMorgan Index in determining, composing or calculating the VSTOXX Index or have any obligation to do so.

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STOXX and its Licensors will not have any liability in connection with the JPMorgan Index. Specifically,

- STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:
    - The results to be obtained by the JPMorgan Index, the owner of any investment products linked to the performance of the JPMorgan Index or any other person in connection with the use of the VSTOXX Index and the data included in the VSTOXX Index ®;
    - The accuracy or completeness of the VSTOXX Index and its data;
    - The merchantability and the fitness for a particular purpose or use of the VSTOXX Index ® and its data;
- STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the VSTOXX Index ® or its data;
- Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement between J.P. Morgan and STOXX is solely for their benefit and not for the benefit of the owners of any investment product linked to the performance of the VSTOXX Index or any other third parties.

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